UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM S-1/A
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

May 12, 2015
(Original Filing Date)

May 28, 2015
(Amended Filing Date)

July 31, 2015
(Second Amended Filing Date)

October 20, 2015
(Third Amended Filing Date)

October 30, 2015
(Fourth Amended Filing Date)

AMERICATOWNE, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-55206	46-5488722
(State of Incorporation)	(Commission File No.)	(IRS Employer ID No.)
4700 Homewood Court, Suite 100 Raleigh, North Carolina 27609 (888) 406-2713 (Principle Executive Office)		Alton Perkins 4700 Homewood Court, Suite 100 Raleigh, North Carolina 27609 (888) 406-2713 (Agent for Service)
With copies to: Anthony R. Paesano Paesano Akkashian, PC 7457 Franklin Road Bloomfield Hills, Michigan 48301 Tel: (248) 796-6886 Fax: (248) 796-6885

Approximate date of proposed sale to the public: As soon as practicable and from time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

--  Large accelerated filer

--  Non-accelerated filer (Do not check if a smaller reporting company)

--  Accelerated filer

--  Smaller reporting company [x]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE CHART

Common Stock Par Value $0.0001	Amount (1)	Proposed Maximum Registered Per Share (2)	Proposed Maximum Offering Price (3)	Fee Amount (4)
Selling Shareholders	22,943,624 (5)	$2.75	$63,094,966	$6,442.57
Direct Public Offering	8,000,000	$2.75	$22,000,000	$2,556.40

(1) In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act of 1933, as amended.

(2) There is no current market for the securities and the price at which the shares are being offered has been arbitrarily determined by the Company and used for the purpose of computing the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(3) Estimated for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The shares to be sold by the Selling Stockholders will be sold at a fixed price to be determined prior to effectiveness of this Registration Statement. Any increased fees will be paid prior to effectiveness.

(4) Amended fee amount, as of October 21, 2015, has been paid with the filing of this amendment. The Company paid the original fee of $666.51 with its initial filing based on the rate prior to October 1, 2015. The Company increased the Share Price of the Selling Shareholders from $.25 to to $2.75 with this amendment, a difference of $2.50. Using the filing fee rate effective on October 1, 2015, the filling fees for the Selling Shareholders increased by $5,776.06 (22,943,624 x 2.50 x 0.0001007) for a total combined fee of $6,442.57. No additional fee due at this time.

(5) These shares do not include the 3,806,367 shares of common stock issued to the Company’s treasury for issuance under the Company’s Employment Stock Option Plan (the "ESOP"). The Company anticipates seeking registration of these shares on Form S-8. These shares also do not include the 3,047,190 shares of common stock subject to the rights of Alton Perkins, Mabiala T. Phuati, Dr. Daniel K. Katabaki, Dr. Yu Wang, Lindsey Moore, and Qingjun Wang under their respective Employment, Lock-Up and Options Agreement, as discussed herein. These shares have a par value of $0.0001.

THE REGISTRANT HEREBY RESERVES THE RIGHT TO AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

THIS REGISTRATION STATEMENT AND THE PROSPECTUS THEREIN COVER THE REGISTRATION OF 30,943,624 SHARES OF COMMON STOCK.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED AUGUST OCTOBER___, 2015

AMERICATOWNE, INC.

30,943,624 SHARES OF COMMON STOCK

This preliminary prospectus relates to the registration of 22,943,624 shares of our common stock at $2.75 per share by seventy-five (75) shareholders identified herein as the "Selling Shareholders" or singularly as a "Selling Shareholder." On April 24, 2015, the Board of Directors authorized Yilaime Corporation of NC, Inc. ("Yilaime NC"), a Selling Shareholder herein and holder of title to 3,616,059 shares of common stock being registered herein, to transfer (a) 1,791,942 shares of common stock to 69 shareholders as part of a restructuring of Yilaime NC, and (b) 1,824,107 shares to Yilaime Corporation, Inc. ("Yilaime"). The Board of Directors approved these transfers as being in the best interests of the Company. In addition, this preliminary prospectus relates to the registration of 8,000,000 shares of our common stock at $2.75 per share for our direct public offering. All shares being registered have a par value equal to $0.0001.

The Selling Shareholders intend on selling their respective shares for the fixed price of $2.75 per share for the duration of the offering, The Selling Shareholders are deemed to be statutory underwriters.

Neither the Company nor the Selling Shareholders has a current arrangement or agreement with any underwriters, broker-dealers or selling agents for the sale of the shares subject to this Prospectus. If the Company or any Selling Shareholder enters into such an arrangement or agreement, the shares of such Selling Shareholder will be sold through such licensed underwriter(s), broker-dealer(s) and/or selling agent(s).

The common stock registered herein is being offered by the Company on a "best efforts" basis (the "Offering Period").

AmericaTowne may hold a closing at any time after subscriptions have been received and accepted for the entire 30,943,624 shares of common stock, and after other conditions to closing have been satisfied (the "Closing"). No public market currently exists for the securities being offered. There is no minimum number of shares of common stock that must be sold by us to proceed, and we will retain the proceeds from the sale of any shares of the common stock. The sale of the common stock is being conducted on a self-underwritten, best efforts basis, which means our management, will attempt to sell the common stock.

This preliminary prospectus will permit our President and Chief Executive Officer, Alton Perkins, to sell the common stock directly to the public, friends, family members and business acquaintances with no commission or other remuneration. Mr. Perkins will not sell any of his shares. Mr. Perkins will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.

Selling Shareholders	Offering Price	Underwriting Discounts; Commissions	Net Proceeds
Per Share	$2.75	None	$2.75
Total	$2.75	None	$63,094,966

Direct Public Offering	Offering Price	Underwriting Discounts; Commissions	Net Proceeds
Per Share	$2.75	None	$2.75
Total	$2.75	None	$22,000,000

AmericaTowne is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Investing in our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Prospectus Summary and Risk Factors" starting on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

There has been no market for our securities and a public market may never develop, or, if any market does develop, it may not be sustained. Our common stock is not traded on any exchange or on the over-the-counter market. After the effective date of this prospectus, AmericaTowne intends to have a market maker file an application with the Financial Industry Regulatory Authority ("FINRA") for our common stock to be eligible for trading on the appropriate United States trading exchange. We do not yet have a market maker who has agreed to file such an application; however, the Company intends on retaining the services of Spartan Securities Group, Ltd. located at 15500 Roosevelt Boulevard, Suite 303 in Clearwater, Florida 33760, or a similar market maker, upon the effectiveness of this Form S-1. There can be no assurance that our common stock will ever be quoted on a stock exchange or a quotation service or that any market for our stock will develop.

Any funds that we raise from our offering will be immediately available for our use and will not be returned to investors. We do not have any arrangements to place the funds received from our offering of the common stock in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds associated with the common stock will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription, which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. Investing in our common stock involves a high degree of risk. Before buying any of our common stock, you should carefully read the discussion of material risks of investing in our common stock in the section titled "Risk Factors" in this prospectus. AmericaTowne may use this prospectus to offer the common stock from time to time.

As set forth in this prospectus, AmericaTowne has previously issued common stock on a restricted basis to certain entities in consideration of assuming significant start-up expenses for the benefit of the company. For as long as this stock is "restricted" within the meaning of Rule 144(a)(3) under the Securities Act, AmericaTowne will, to the extent required, furnish to any shareholder, or to any prospective purchaser designated by such shareholder, upon request of such shareholder, financial and other information described in paragraph (d)(4) of Rule 144A with respect to AmericaTowne to the extent required in order to permit such shareholder to comply with Rule 144A with respect to any resale of their stock, unless during that time, AmericaTowne is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or is exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act and no such information about AmericaTowne is otherwise required pursuant to Rule 144A.

Until ninety business days after the effective date of this prospectus, all dealers that effect transactions in these securities whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

This Prospectus is dated October ___, 2015

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Common Stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY AND RISK FACTORS

This prospectus contains forward-looking statements which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors," that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

AMERICATOWNE, INC.

As with any business plan that is aspirational in nature, there is no assurance we will be able to accomplish all of our objectives or that we will be able to meet our financing needs to accomplish our objectives.

Mission

"AmericaTowne is to be a world-class, globally respected and profitable company, providing value to its customers, the environment and the lives of the people we service." This statement is a forward-looking statement; however, the Company has already made strides in facilitating relationships intended to advance its mission.

The Company’s aim is to provide upper and middle-income consumers in China with "Made In The USA" goods and services allowing customers to experience the United States’ culture and lifestyle. In achieving this objective, our focus is on four initiatives:

(1) The development of a United States International Trade Center in Meishan Ningbo China with employees and/or independent contractors focusing on advancing our initial business objective, which is to be the "go-to" place for all things "Made In The USA."

(2) The development of upwards of 20 AmericaTowne communities in China with each community consisting of upwards of 50 United States based companies, and upscale hotels, villas, children theme parks, senior care and educational facilities - all based upon United States culture and lifestyle.

(3) The development of an internet platform in Chinese to complement (1) and (2), above, focusing on importing "Made In The USA" goods and services to China through internet sales.

(4) The development of franchise operations in the United States and internationally to support and advance the above-referenced initiatives.

These initiatives are admittedly aspirational in nature. Our intent is to accomplish the majority, if not all, of our initiatives, but there is no assurance we will or that our financing needs to meet our initiatives will be met.

The Company currently has 21 exporters in our export program. In addition, Manhattan Institute of Management and six institutions associated with Student Resource USA (Capella University, Walden University, Western Governors University, Northcentral University, Belhaven University and National University) are represented in our education export initiative. Our intention is to bring the United States International Trade Center in Meishan Ningbo China online in 2015. We expect to complete our initial trade operations with our exporters in 2015. In addition, our office in Raleigh, North Carolina is operational, recently expanded and serves as our base and model for eight other export Trade Center Support Service Centers planned in the United States and other locations. Although we are planning to develop US Trade Centers in Richmond Virginia, Chicago Illinois, New York City New York, Las Vegas Nevada, Los Altos California, Dallas Texas, Seattle Washington, and Santo Domingo Dominican Republic we have no operations in these locations at this time and we may never have operations in these locations. Internationally, we plan on developing and operating Support Trade Centers in the Nairobi Kenya, Dakar Senegal, and the Kinshasa Democratic Republic of Congo. Although we are completing preliminary work in setting up these locations, none are operational and they may never be operational. The AmericaTowne Community planned in China and our Internet operations with Chinese websites planned are not yet operational. While we plan to have robust operations in the United States and international locations to support the AmericaTowne concept and trade center, we expect 55% to 65% of our operations and revenue will come from China.

China’s economy and its government impact our revenues and operations. While we have an agreement in place with the government in Meishan Ningbo China to operate the United States International Trade Center in Meishan Island China, there is no assurance that we will operate the center successfully. Additionally, the Company will need government approval in China to operate other aspects of our business plan. There is no assurance that we will be successful in obtaining approvals from government entities to operate other aspects of our business plan.

We expect to conduct a large part of our business operations and receive a significant portion of our revenues from operations in China. Accordingly, our results of operations and prospects are subject, to a large extent, to any economic, political or legal developments in China. Our business may be impacted by various factors including but not limited to changes in foreign exchange regulations; changes in regulations and laws that affect foreign investments; requirements for us to operate subsidiaries or related companies within China; changes in rules and regulations at the national and local level that impact construction; lifestyle businesses, foreign trade; education programs; private investments; export laws, lax laws; internet operations; and requirements to purchase and occupy land.

China’s economy differs from the economies of most developed countries in many aspects, including: political structure; degree of government involvement; degree of development; level and control of capital reinvestment; control of foreign exchange; and the allocation of resources.

China’s economy has been transitioning from a centrally planned economy to a more market-oriented economy. For more than two decades, China’s government has implemented economic reform measures emphasizing the utilization of market forces in the development of the China’s economy. Although we believe these reforms will have a positive effect on China’s overall and long-term growth, we cannot predict whether changes in the China economic, political and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

Additionally, during most business operations we will require the approval of the Chinese government to operate. While to date we have had favorable responses from various government agencies in developing our business plan, there is no assurance that such support and cooperate will continue.

Corporate History

The Company was originally incorporated in Delaware on April 22, 2014. On June 18, 2014, the Company’s sole shareholder, officer and director, Richard Chiang, entered into an agreement to sell an aggregate of 10,000,000 shares of the Company’s common stock to Yilaime Corporation, a Nevada corporation ("Yilaime"). Effective upon the closing date of the Share Purchase Agreement, June 26, 2014, Richard Chiang executed the agreement and owned no shares of the Company’s stock. This transaction resulted in Yilaime retaining rights, title and interest to all issued and outstanding shares of common stock in the Company. The "AmericaTowne, Inc." symbol and tradename were registered with the United States Patent and Trademark Office on October 30, 2012. This registration is current. The Company currently employs 12 people.

Between August 28, 2014 and the date of this Prospectus, the Company has entered into 2 Licensing, Lease and Use Agreements and 19 Exporter Service Agreements. The Company is a service provider to exporters of "Made in the USA" good and services to China through these two primary forms of agreement. Under the Licensing, Lease and Use Agreement, the Company licenses its intellectual property to the customer and a right to lease a future physical location to conduct its business in China. For the consideration set forth in the Licensing Agreement, the Company grants to the customer a license and lease right to operate one business unit on the proposed, anticipated and intended location in China

Under the Exporter Services Agreement, the Company represents to the customer that it is in the process of preparing the AmericaTowne Platform. This platform will consist of exhibition, showroom and display facilities, support office(s) and staff located in the United States and China, and the platform will provide a buyer’s network, and online websites either directly owned by AmericaTowne or in a partnership with third-parties in order to support the exhibition center, showroom and network to market imported goods and services to consumers in China. The AmericaTowne Platform will provide the customer with access to and participation in a program whereby the Company will exercise its experience, expertise and training in assessing the customer’s market acceptance and demand of the customer’s products or services in China (and perhaps other locales depending on the Company’s findings). In short, the Company is focused on increasing USA exports to China and elsewhere.

The Company’s aim is to provide upper and middle-income consumers in China with "Made In The USA" goods and services allowing customers to experience the United States’ culture and lifestyle. There are barriers to entry that make it difficult for entrants into the industry, including, but not limited to the socio-political environment in China. Although the Company provides different types of services and intends on providing a variety of products through its contractual relationships, the key notable competitors are China HGS Real Estate Inc. (HGSH) and China Housing & Land Development, Inc. (CHLN), and Xinyuan Real Estate Co., Ltd (XIN), and IFM Investments Limited (CTC). As we develop our business model further, we expect additional competitors to service and the competitive picture to become clearer.

Our principal supplier of potential exporters is Yilaime, a related party to the Company. On October 27, 2014, the Company entered into a Service Provider Agreement with Yilaime (the "Service Agreement"). Pursuant to the terms of the Service Agreement, the Company and Yilaime have agreed to an exclusivity relationship over the next five years with Yilaime retaining an option right on five more years. In consideration of the mutual compensation set forth in the Service Agreement, Yilaime has agreed to provide on an exclusive basis "Export Funding and Support Services" and "Occupancy Services," as these terms are defined therein. Yilaime has also agreed to a covenant not to compete, an agreement not to circumvent, confidentiality and mutual indemnification and hold harmless.

On November 25, 2014, the Company entered into an Employment, Lock-Up and Options Agreement with Mabiala T. Phuati to serve as the Company’s Vice President Worldwide Operations effective retroactively to November 15, 2014. The term of the agreement is one year with an option held by the Company to extend employment for another year. The Company has agreed to issue 477,198 shares of common stock to Mr. Phuati in consideration of his services during the term, and to the extent the Company has sufficient cash flow and capital, the Company may elect to include money compensation to Mr. Phuati for his services.

In addition to restrictions under the 1933 Securities Act, Mr. Phuati has agreed to specific lock-up provisions. He has agreed not to dispose or convey greater than ten-percent (10%) of the shares between the first day after the first year after issuance and the conclusion of the second year after issuance, and he shall not dispose or convey greater than twenty percent (20%) of the shares between the conclusion of the first year up to and after the first day of the third year after issuance. These lock-up periods terminate immediately prior to the consummation of the first firm commitment underwritten public offering to an effective registration statement on Form S-1 (or its then equivalent) under the 1933 Securities Act, pursuant to which the aggregate price paid for the public to purchase of stock is at least $10.00, or on the third anniversary of the date of the agreement, whichever occurs first.

The Company entered into a similar agreement on November 21, 2014 with Alton Perkins to serve as the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Secretary. The term of Mr. Perkins’ agreement is five years with the Company retaining an option to extend in one-year periods. In consideration for Mr. Perkins’ services, the Company has agreed to issue to his designee, the Alton & Xiang Mei Lin Perkins Family Trust, 5,100,367 shares of common stock. The Company may elect in the future to include money compensation to Mr. Perkins or his designee for his services provided there is sufficient cash flow.

In addition to restrictions under the 1933 Securities Act, Mr. Perkins has agreed to specific lock-up provisions. He has agreed not to dispose of or convey greater than five-percent (5%) of the shares and or any shares under his control for his personal benefit between the first day after the first year after issuance and the conclusion of the second year after issuance. He has agreed not to dispose or convey greater than fifteen percent (15%) of the shares and or any shares under his control for his personal benefit between the conclusion of the first year up to and after the first day of the third year after issuance, and not to dispose of or convey greater than twenty percent (20%) of the shares and or any shares under his control for his personal benefit between the conclusion of the first year up to and after the first day of the fourth year after issuance. Subject to restrictions as an insider under the 1933 Securities Act, the lock-up provisions set forth herein shall terminate immediately prior to the consummation of the first firm commitment underwritten public offering to an effective registration statement on Form S-1 (or its then equivalent) under the 1933 Securities Act, pursuant to which the aggregate price paid for the public to purchase of stock is at least $10.00, or on the fifth anniversary of the date of the agreement, whichever occurs first.

Mr. Phuati and Mr. Perkins, or their respective designees or assignees, each retain an option to purchase up to 1,000,000 shares of common stock of the Company at any time prior to the conclusion of the first year of the Agreement, i.e. prior to 365 days after execution of the Agreement, at a price of $0.50 per share. Prior to issuing the shares under their respective options, Mr. Phuati and Mr. Perkins agree that any agreement between the Company and their respective entities or affiliates must be satisfied. The Chairman of the Board must certify that these funds have been paid. The shares purchased under this option shall be considered subject to all rights and restrictions set forth in the schedule attached to their respective agreements. The shares under the Employment Agreements have been issued through the Company’s transfer agent, Action Stock Transfer.

On August 26, 2015, the Company entered into an Employment, Lock-Up and Options Agreement with Dr. Daniel K. Katabaki to serve as the Company’s Vice President for Marketing USA and Africa. After a three-month probation, the term of the agreement is one year with an option held by the Company to extend employment for another year. The Company has agreed to issue 450,000 shares of common stock to Dr. Katabaki in consideration of his services during the term. The shares will be issued at a later date. To the extent the Company has sufficient cash flow and capital, the Company may elect to include money compensation to Dr. Katabaki for his services.

On August 28, 2015, the Company entered into an Employment, Lock-Up and Options Agreement with Dr. Yu Wang to serve as the Company’s Senior Vice President for Human and Export Technical Compliance. The term of the agreement is one year with an option held by the Company to extend employment for another year. The Company has agreed to issue 477,190 shares of common stock to Dr. Wang in consideration of her services during the term. The shares will be issued at a later date. To the extent the Company has sufficient cash flow and capital, the Company may elect to include money compensation to Dr. Wang for her services.

On October 7, 2015, the Company entered into an Employment, Lock-Up and Options Agreement (the "Agreement") with Ms. Lindsey Moore to serve as the Company’s Vice President for Marketing USA Eastern Region. After a three-month probation, the term of the Agreement is three years with an option held by the Company to extend employment for another year. The Company has agreed to issue 100,000 shares of common stock to Lindsey Moore in consideration of her services during the term following her three-month probation period. Additionally, the Company has agreed to provide Ms. Moore options to acquire up to 100,000 shares of stock for each year she is employed by the Company for up to five years. To the extent the Company has sufficient cash flow and capital, the Company may elect to include money compensation to Ms. Moore for her services.

On October 12, 2015, the Company entered into an Employment, Lock-Up and Options Agreement (the "Agreement") with Mr. Qingjun Wang to serve as the Company’s Manager of Corporate Operations China. After a three-month probation, the term of the Agreement is three years with an option held by the Company to extend employment for another year. The Company has agreed to issue 20,000 shares of common stock to Mr. Wang in consideration of his services during the term following his three-month probation period. Additionally, the Company has agreed to provide Mr. Wang options to acquire up to 20,000 shares of stock for each year he is employed by the Company for up to five years. To the extent the Company has sufficient cash flow and capital, the Company may elect to include money compensation to Mr. Wang for his services.

In addition to restrictions under the 1933 Securities Act, Dr. Daniel K. Katabaki, Dr. Yu Wang, Lindsey Moore and Qingjun Wang have agreed to specific lock-up provisions once their respective shares of common stock are issued by the Company. They have agreed not to dispose or convey greater than ten-percent (10%) of their respective shares between the first day after the first year after issuance and the conclusion of the second year after issuance, and they shall not dispose or convey greater than twenty percent (20%) of the shares between the conclusion of the first year up to and after the first day of the third year after issuance. These lock-up periods terminate immediately prior to the consummation of the first firm commitment underwritten public offering to an effective registration statement on Form S-1 (or its then equivalent) under the 1933 Securities Act, pursuant to which the aggregate price paid for the public to purchase of stock is at least $10.00, or on the third anniversary of the date of the agreement, whichever occurs first.

The Company has issued, and has outstanding, 22,943,624 shares of restricted common stock, all of which is being registered under this registration statement as shares owned by the Selling Shareholders. Of the outstanding shares, on May14, 2015, the Company issued 3,615,059 shares to Yilaime NC (acquired under the Stock Exchange Agreement). The 70 Selling Shareholders, upon effectiveness of this registration will receive the 3,615,059 shares as part of a corporate restructuring of Yilaime. In addition to the shares associated with the Selling Shareholders, which carry the fixed pricing of $2.75/share during the duration of the offering, the Company is registering out of its treasury a total of 8,000,000 shares of common stock with direct offering price of $2.75/share pursuant to the terms of the Prospectus. The options on the 2,927,190 shares of common stock associated with the aforementioned employment agreements are not being registered herein.

As a preface to the subsequent disclosures herein, the Company represents that certain statements in this filing are not historical facts, but rather "forward-looking statements." These forward-looking statements are subject to risks and uncertainties that are beyond our control. Although management believes that the assumptions underlying the forward looking statements included in this filing are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment.

To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this filing will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

Factors that might cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors" contained in this report. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Except as required by law, we expressly disclaim any obligation to update publicly any forward-looking statements for any reason after the date of this report, to conform these statements to actual results, or to changes in our expectations. You should, however, review the factors and risks we describe in the reports we will file from time to time with the United States Securities and Exchange Commission (the "SEC") after the date of this report.

AmericaTowne is to be a world class, globally-respected and profitable company providing value to its customers, the environment and the lives of the people we service.

Pursuant to the rights granted to the Company under its Contribution Agreement, the Company is in the process of planning and developing the AmericaTowne® and AmericaStreet™ concept. The concept allows American style communities to be built in China. It is anticipated that the AmericaTowne® community will be planned on 50-plus acres consisting of small businesses, hotel, villas, senior care facilities, a theme park and performing arts center - all located on specific acreage in China depicting the American lifestyle and the American experience.

Through AmericaTowne®, the Company’s goal is to provide unique one-of-a-kind communities for people in China to go spend their leisure time all fashioned after the American way, business, and lifestyle. In short, the focus of AmericaTowne® is to bring "a slice of Americana to China."

The Company plans to develop communities and conduct business operations within China using "Made in America" goods and services within five core areas: 1) small business operations (including 50 United States based businesses that will be either franchises, joint venture partners or individual operators); 2) a hotel with the development, construction, management and ownership through the Company or an entity under the control of the Company; 3) approximately 50 villas with the construction, management, leasing, timeshare and sales through the Company or an entity under the control of the Company; 4) a theme park and performing arts center with the development, construction, management, ownership and operations through the Company or an entity under the control of the Company; and 5) senior care facilities with the development, construction, management, ownership and operations through the Company or an entity under the control of the Company. All components of AmericaTowne® are expected to be similar in style, decor and business operations typically found in the United States.

AmericaTowne is targeted at the middle to upper income consumer in China. The Company believes that this type of consumer in China desires goods and services from the United States, but also the experiences of American culture and lifestyle. The Company believes that by providing this target consumer with unique "Made in America" experiences, it will meet its business model’s needs and growth strategy. In addition, the business model offers United States based small businesses a complete ecosystem for their businesses. For those businesses that would not typically seek to export because of various reasons, AmericaTowne® will strive to offer those businesses a complete support system that will allow them to market their products and services in China.

The revenue streams from the Company’s business operations align themselves with the five core business components set forth above, and provides eight potential revenue streams, if not more, as follows: 1) licenses and or franchise fees for businesses that set-up shop and operate within AmericaTowne as well as businesses that desire to export their goods and services to China through AmericaTowne; 2) franchise, joint venture and partnership arrangements with United States based businesses residing in and operating within AmericaTowne; 3) revenue from villa sales, rentals, timeshare and leasing; 4) hotel, leasing and or operational revenues and sales; 5) theme park and performing art center operations, sales and or leasing; 6) senior care facilities, operations and or sales; 7) export sales, marketing and license fees; and 8) franchise and license fees for United States support locations.

Mr. Perkins, the creator of the AmericaTowne concept, has extensive experience in business in China involving operations, construction, marketing, consumer behavior, finance and exporting. Mr. Perkins has experience as a co-chairman of a Foreign Invested Partnership in China that focused on real estate development and laid much of the foundation for the concepts behind AmericaTowne®. The Company intends on continuing to use the management systems and services provided by Yilaime. The Company intends on evaluating and assessing potential management service agreements with Yilaime whereby Yilaime would provide valuable services to the Company in effectuating and facilitating the business model associated with AmericaTowne.

The Company states that the need for Chinese government approval of its principal products and services is based upon China’s economy and the extent to which the government impacts our revenues and operations. While the Company has an agreement in place with the government in Meishan Ningbo China to operate the United States International Trade Center in Meishan Island China, there is no assurance that it will operate the center successfully. Additionally, the Company will need government approval in China to operate other aspects of the business plan. There is no assurance that it will be successful in obtaining approvals from government entities to operate other aspects of the business plan. The Company will promptly file a Form 8-K upon execution of a materially definitive agreement. It is anticipated that the location will be within a 100 miles of a Tier I or II city that the Company believes has the right economic and consumer base to support the AmericaTowne® concept. See http://sme.amcham-shanghai.org/faq/what-meant-first-tier-second-tier-and-third-tier-cities (American Chamber of Commerce in Shanghai).

Any location selected requires the cooperation of the local government and approval of the local and provincial planning and zoning boards. Though the Company has submitted plans, it does not yet have all required approvals from the applicable boards. Management and local government officials have agreed that the Company will first focus on completing the build out of Meishan Trade Center before finalizing negotiations for the AmericaTowne Complex.

The results of the Company’s operations and prospects are subject, to a large extent, to any economic, political or legal developments in China. The business may be impacted by various factors including but not limited to changes in foreign exchange regulations; changes in regulations and laws that affect foreign investments; requirements for the Company to operate subsidiaries or related companies within China; changes in rules and regulations at the national and local level that impact construction; lifestyle businesses, foreign trade; education programs; private investments; export laws, lax laws; internet operations; and requirements to purchase and occupy land. Furthermore, China’s economy differs from the economies of most developed countries in many aspects, including: political structure; degree of government involvement; degree of development; level and control of capital reinvestment; control of foreign exchange; and the allocation of resources. China’s economy has been transitioning from a centrally planned economy to a more market-oriented economy. For more than two decades, China’s government has implemented economic reform measures emphasizing the utilization of market forces in the development of the China’s economy. Although the Company believes these reforms will have a positive effect on China’s overall and long-term growth, it is unpredictable whether changes in the China economic, political and social conditions, laws, regulations and policies will have any adverse effect on the current or future business, financial condition or results of operations.

The Company’s Strategy

The Company’s primary business strategy is to develop a position as a leader in supplying quality "Made in the USA" goods and services to middle, upper middle, and upper income consumers in China. The Company seeks to create market share in the rapidly growing middle and upper income population demographic with a focus on tourism, exports, and senior care. The Company believes China’s economy is robust. People in China are prospering making more money and are looking for more places to go to enjoy leisure and tourism. Today and in the foreseeable future, in China, the Company believes the demand for leisure activities is outstripping the supply.

As set forth above, the Company’s objective is to provide unique one-of-a-kind communities for people in China to spend their leisure time. The Company’s current planning committee is concentrating its efforts on securing land between 50 and 165 acres, and to chart out land up to 50 unique American small businesses, a 5-star hotel, 50 villas, a theme park, performing arts center, and a senior care facility all fashioned after the American way, business, and lifestyle. The aforementioned businesses will bring a slice of America to China. The Company believes the communities will offer authentic goods, products and services that are "Made in the USA." The company is in the process of identifying United States based businesses looking to locate their operations and conduct business in AmericaTowne®, and to take advantage of the key Chinese demographic.

We believe that AmericaTowne will help China counter its tourist deficit, satisfy China’s increasing need to import United States based goods and meet the growing demand for senior living facilities (all of which are discussed in more detail below). As a dual and added value, the Company believes AmericaTowne will provide export opportunities and jobs in China and America. Furthermore, AmericaTowne supports America’s national initiative to improve the balance of trade by exporting goods and services carrying the "Made in the USA" tag.

  (i) Tourism

AmericaTowne meets the challenge of helping China reduce its tourist deficit by keeping more Chinese citizens at home to enjoy a slice of America. In short, instead of an economy based upon manufacturing and exporting products to other countries, the Company believes that China’s focus has now changed to internal domestic consumption. The Company believes that China’s government is ramping up the demand for its citizens to buy and use consumer products. At the same time, the Chinese government is emphasizing stability and improving its citizen’s quality of life.

The Company believes leisure and tourism are cornerstones of China’s long-term plans. Additionally, the Company believes that the demand by Chinese consumers for "Made in America" goods and services are high. Most important, the Company believes that the target Chinese consumer is sophisticated and focused on goods and services, but also the experiences that those goods and services bring. The Company believes that providing an AmericaTowne® community with support services model after the American lifestyle will provide those experiences.

  (ii) Exporting

According to Forbes’ Major Trends In China: The Next 10 Years, China will account for 36% of global growth in consumer spending during this period (http://www.forbes.com/sites/jackperkowski/2012/11/27/major-trends-in-china-the-next-10-years/). The Company believes that over the next ten years, global spending on consumer goods is expected to increase by $4.8 trillion, from $7.3 trillion in 2010 to $12.1 trillion in 2020. In 2013, United States exports to China reached $120 billion, according to the US-China Business Council, making it the third-largest export market for United States goods behind Canada and Mexico, our neighbors and NAFTA partners. United States exports to China have grown faster than exports to any other major United States trading partner.

From 2005 to 2014, United States’ exports to China increased 198%. That rate is greater than growth to any of the other top ten US export markets, including the two largest US trading partners, Canada (47 percent growth) and Mexico (102 percent growth). With its large population, rapidly growing middle class, and long list of infrastructure goals, China will continue to be a major export market for United States goods and services. (US-China Business Council, US Exports to China 2005-2014; https://www.uschina.org/reports/us-exports/national; www.uschina.org/reports/us-exports/national-2013

  (iii) Senior Care

A component of the Company’s business is designed to take advantage of market conditions by constructing, developing and operating either through partnership or independently senior care facilities in China. "There is no stronger brand in the world than "Made in America," according to USA Export-Import Bank Chairman and President Fred P. Hochberg. We want to build on this and provide a slice of Americana in the fastest growing economy in the world. As stated by the Chairman and President of the United States Export-Import Bank - Fred P. Hochberg, "There is no stronger brand in the World that ’Made in America’". See "Export-Import Bank Report to Congress: Aggressive, Unregulated Financing from Foreign Competitors is Costing U.S. Jobs" dated June 25, 2014. The Company intends on building on this brand and provides a "slice of Americana" in the fastest growing economy in the World.

According to China’s National Bureau of Statistics, China has roughly 185,000,000 people over the age of 601.1A 2007 study by the United Nations estimated that in 2005, there were 16 retired people in China for every 100 workers. The study projected that this ratio will reach 64 elderly for every 100 workers by 2025. Compare this to the United States, which currently has approximately 20 retirees for every 100 workers and is projected to have 33 retirees for every 100 workers by 2050. See also "Major Trends in China: The Next 10 Years" attached hereto.

China’s government funding only covers 1.6% of seniors in need of care, who cannot otherwise pay for their own care. The World Bank’s standard for developed nations is 8% coverage. As Li Jianguo, vice chairman and general secretary of the Standing Committee of the National People’s Congress stated last year, this translates to a need for an additional 3,400,000 hospital and nursing home beds dedicated to senior care over the next five years alone. Clearly, the need for senior care facilities is outstripping the supply.

According to China’s National Bureau of Statistics, China has roughly 185 million people over the age of 60. A 2007 study by the United Nations estimated that in 2005, there were 16 retired people in China for every 100 workers. The study projected that this ratio will reach 64 elderly for every 100 workers by 2025. Compare this to the United States, which currently has approximately 20 retirees for every 100 workers and is projected to have 33 retirees for every 100 workers by 2050.

China’s government funding only covers 1.6% of seniors in need of care, who cannot otherwise pay for their own care. The World Bank’s standard for developed nations is 8 percent coverage. As Li Jianguo, vice chairman and general secretary of the Standing Committee of the National People’s Congress, stated last year, this translates to a need for an additional 3.4 million hospital and nursing home beds dedicated to senior care over the next five years alone. Clearly, the need for senior care facilities is outstripping the supply.1

FN1 - See www.chinabusinessreview.com/senior-care-in-china-challenges-and-opportunities/;

see also http://www.exim.gov/news/export-import-bank-report-congress-aggressive-unregulated-financing-foreign-competitors-costing;

https://docs.google.com/viewer?url=http%3A%2F%2Fwww.exim.gov%2Fsites%2Fdefault%2Ffiles%2Fnewsreleases%2FEx-Im-Bank-2013-Competitiveness-Report-to-Congress-Complete.pdf

Gap in Small and Mid-Size Businesses

In June of 2013, the Commerce Department reported that exports hit a record high for one month of $191.1 billion-up 3.2% from June of 2012. As a result of imports falling, the United States trade deficit shrank 22.4% to its lowest monthly level since October 2009.Small and medium-sized companies account for 98% of United States’ exporters, but represent less than one-third of the known export value of United States’ goods’ exports. In 2010, there were over 293,000 identified U.S. exporters - 269,269 of which were small or medium-sized.

The Company believes a market clearly exists; yet most small businesses do not have the resources including time, money and knowledge to enter the export market. A goal of AmericaTowne® is to provide United States based small businesses with a support system that will allow them to flourish without undue worry of conducting business from afar. The Company believes that AmericaTowne® provides some United States based businesses with a safety net, an entire team of businesses working together all focused on the same objective - to sell Americana to the Chinese consumer.

Keys to Success

In order to meet its goals and objectives, and to achieve short-term and long-term success, the Company must develop significant cooperative agreements with key partners, including local governments in the United States and China, a business developer and United States based entrepreneurs and businesses. The Company must continue to develop and utilize cutting edge technology and commit to research and development of its brand and market presence. It must dedicate financial resources and executive time towards establishing world-class marketing programs and procedures designed exclusively with the Chinese consumer in mind. As stated above, the Company must continue to be dedicated to building and operating AmericaTowne® centers to meet the growing demand by citizens for more leisure and tourism opportunities.

As part of his ongoing market analysis, over the past five years, at the invitation of China city mayors and other government officials in China, our Chief Executive Officer, Mr. Perkins lived and worked in China, researching and studying consumer trends, and helping to develop import, tourist and leisure projects for the Chinese consumer. While in China, Mr. Perkins had the opportunity to work with local government officials, city mayors and Provincial Governments, and mid-size and large Chinese companies. The formation of the Company and the contribution of assets by Yilaime were the byproduct of Mr. Perkins’ work dating back to 2009 and 2010 by the privately-held and Chinese-based Development Center Foreign Invested Partnership, which he owned and co-chaired. This early partnership did much of the work paving the way for much of the Company’s current business plans.

As part of his market research efforts, Mr. Perkins visited the United States Ex-Im Bank in Washington, D.C., and attended a United States Ex-Im Bank National Conference to learn exporting rules and financing requirements. Additionally, the AmericaTowne® concept was presented to the United States Ex-Im Bank, which provided a Letter of Interest for AmericaTowne filed on a Form 8 on September 23, 2014. Although no loan application has been submitted management is under the impression that subject to meeting Ex-Im Bank’s standard underwriting requirements, there is a possibility of loans, and other funding including working capital and insurance. Going forward, we plan on working with Ex-Im to seek insurance and funding for exporters. There is no assurance that funding and or insurance will be obtained. Further there is no assurance that Congress will continue to fund the Exim Bank program or that funding will be available to help implement our plan. Mr. Perkins coordinated the initial draft of the business plan and proposed actions with a representative of the United States Small Business Administration with expertise in both exporting and finance, who in turn, reviewed the Company’s business plan and provided suggestions and directions for implementing the plan. It is this level of involvement and dedication that is necessary to continue developing market awareness and success. It should be noted, however, that due to a lapse in Ex-Im Bank’s authority, as of July 1, 2015, the Bank is not able to process applications or engage in new business until further notice.

The Company must also continue to stick to its core principles of delivering superb and unique products and services at the lowest possible cost while still maintaining the highest quality - the quality accustomed to United States’ goods and services. As an international operation operating on opposite ends of the World, the Company must maintain a strong dual-economic strategic plan and implement financial controls in the United States and China. Finally, the Company will need to aggressively pursue adequate funding to implement these keys to success and in the continued development of attractive programs in providing the Chinese consumer with the "Made in the USA" experience.

Financial Objectives

The Company seeks to achieve commercial success in its initial AmericaTowne location. The Company seeks to validate its work through the success of its products and services. Since inception, the Company’s revenues of $804,755 realized and earned through 30 June of 2015, 21 participants in its export program, seven institutions in the education export initiative, and a Letter of Interest from US Ex-Im Bank are an initial step towards this effort. The Company also seeks to develop a robust line of additional AmericaTowne products including licensing and franchising fees for additional project locations in the near future and to become financially sustainable. It should be noted, however, that due to a lapse in Ex-Im Bank’s authority, as of July 1, 2015, the Bank is not able to process applications or engage in new business until further notice.

Sourcing and Fulfillment

To complete the initial AmericaTowne, the Company expects a collaborative effort between small businesses owners in the United States looking for expansion opportunities in Africa and China. The Company through its relationship with Yilaime will contract with these businesses providing unique goods and services carrying the "Made in the USA" label. These select businesses will team with local counterparts to supply, source and operate the core businesses that are a part of AmericaTowne.

Competition

Our competitive position within the tourism, export and senior care industry are affected by a number of factors. There are barriers to entry that make it difficult for entrants into the industry, including, but not limited to the socio-political environment in China.

In reviewing market conditions, the Company determined that although there is no known structure or operations existing within mainland China similar to AmericaTowne®, the concept could be duplicated. The challenge for competitors whose business originates from China would be to identify and provide business owners and operators, as well as goods and services that would provide a unique American experience in one location, under one roof, and receive the support of the local government in providing "authentic American goods."

It has been Management’s experience that at the local level mayors and other government officials have concerns about the authenticity of both the concept and the goods and services that would originate from America. Therefore, operators from America that provide goods and services especially from America’s small businesses have a competitive advantage.

Builders and developers focusing on tourism and quality of life components are regionally based, and most focus on operations in what are called (based on demographics and other criteria) Tier 2, Tier 3 and Tier 4 Cities. Competitors that appear to be doing exceptionally well it seems have designed internal management, finance and control systems that work well in the United States and China.

Though Management is aware of "Disney" typed operations and ventures in China that focuses on themed leisure activities, AmericaTowne focus is on business operations in three specific areas and providing an experience unique to America. To date Management is not aware of similar businesses or concept operating within Mainland China.

In Management’s opinion based upon its analysis, and research over three and a half year period direct competition and the intensity of that competition will depend upon the specific sector.

Management believes that competition from other businesses and communities in some specific sectors will be intense. For example, Management expects to receive stiff competition in the real estate sector specifically in developing villas. On the other hand, Management expects to receive moderate to little competition in developing its senior care and business communities.

The key competitors within the real estate sector as reflected in SEC filings consist of seven companies operating within China. However, there are considerably more developers operating within the industry. Of the competitors, we focused on two that are listed on NASDAQ (China HGS Real Estate Inc. (HGSH) and China Housing & Land Development, Inc. (CHLN)) and two listed on the New York Stock exchange (Xinyuan Real Estate Co., Ltd (XIN), and IFM Investments Limited (CTC).

All have the advantage of being from China and may have better competitive balances because of this. All may receive various support and perceived benefits that are afforded to companies that are "home grown." Additionally, all appear to focus on regional and or Tier II, III and IV cities. On the other hand, AmericaTowne focuses on Tier I, II, and III cities were the competition for development could be both keen and at times restricted to a larger degree by the Central Government than smaller Tier locations. AmericaTowne will have to adapt to a system that its competitors have been operating all of their existence virtually. Additionally, most of the competition will not only have more experience but be better capitalized. As we develop our business model further, we expect additional competitors to service and the competitive picture to become clearer.

Tax Exempt Status for Certain Export Transactions

Because AmericaTowne will focus on providing "Made in the USA" goods and services to China, a portion of the Company’s activities will involve not only development but also exporting. To take advantage of favorable United States tax rates on dividend distributions or to direct a steady flow of cash distributions for shareholders of corporate exporters, the Company has directed its legal counsel to assess the acquisition of Perkins-HSU Export Corporation ("Perkins-Hsu"), a Nevada corporation that is qualified as an Interest Charge - Domestic International Sales Corporation ("IC-DISC") under section 992(a)(1) of the Internal Revenue Code of 1986. The tax benefits to shareholders can be accomplished by allowing shareholders to defer the tax on a portion of export-related income that is accumulated within the IC DISC, versus distributed to the IC DISC shareholders. Federal taxes on the export-related income are deferred until such time as the income is distributed or deemed distributed. In the event the Company acquires Perkins-Hsu or another IC-DISC entity, the Company would not need additional offices, employees, or tangible assets, nor would it be required to perform any invoicing or services. Additionally, as an IC-DISC, if warranted, the Company may achieve a significant reduction in taxes on the first $10,000,000 in revenues.

Contractual Relationships with Customers

In conducting its business, AmericaTowne relies primarily on the following two types of contractual arrangements with its customers: (a) Exporter Services Agreement and (b) Licensing, Lease and Use Agreement. Although these agreements may be modified by the parties in the normal course of negotiations, the general terms and conditions presented by the Company to the customer are set forth above.

Employees

As of October 15, 2015, the Company employed a total of twelve people. The Company considers its relationship with its employees to be stable, and anticipates growing its workforce.

Facilities and Logistics

The Company is headquartered at 4700 Homewood Court, Suite 100, Raleigh, North Carolina 27609.

Legal Matters

Mr. Perkins is subject to a Desist and Refrain Order dated March 21, 2008 issued by the State of California’s Business, Transportation and Housing Agency, Department of Corporations. Mr. Perkins has been in compliance with the Order since issuance. The Order is not related in any manner with respect to the Company or its related parties. To the extent the Order was entered, there is no restriction on Mr. Perkins from engaging in an offering in the State of California provided he complies with the appropriate disclosures and laws. The Company is not aware of any similar orders in any other jurisdiction. Except as disclosed above, none of our officers nor directors, promoters or control persons have been involved in the past ten years in any of the following:

  (a) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
  (b) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
  (c) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; o
  (d) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Trading Market

Currently, there is no trading market for the securities of the Company. The Company intends to initially apply for admission to quotation of its securities on the OTC Bulletin Board as soon as possible, which may be while this offering is still in process. There can be no assurance that the Company will qualify for quotation of its securities on the OTC Bulletin Board. See "RISK FACTORS" and "DESCRIPTION OF SECURITIES".

Common Stock Offering by Selling Shareholders

The maximum number of shares identified herein as common stock held by Selling Shareholders that can be sold under this offering is 22,943,624. The offering will terminate twelve months from the date of this Prospectus unless earlier fully subscribed or terminated by the Company.

The Offering By Selling Shareholders

Common Stock Offered By Selling Shareholders (1)	22,943,624 shares of common stock
Common Stock Outstanding Before the Offering	22,943,624 shares of common stock
Common Stock Outstanding After the Offering	22,943,624 shares of common stock
Terms of the Offering	The Selling Shareholders may sell their shares at the fixed price of $2.75 during the duration of the offering.
Termination of the Offering	This Offering will terminate twelve months after the effective date of the registration statement associated with this Prospectus.
Use of Proceeds	The Company will not receive any proceeds from the sale of the shares offered by the Selling Shareholders.
Risk Factors	The investment in the shares offered hereby involves a high degree of risk and should not be purchased by any investor who cannot afford the loss of their entire investment.

The above-referenced offering represents the number of shares outstanding as of the date of this Prospectus. The Company is not receiving proceeds from the sale of the shares offered by the Selling Shareholders. In the event the Selling Shareholders are successful in the sale of the shares at $2.75 per share, the value of the outstanding shares subject to this specific offering, i.e. not including the shares subject to the direct public offering below, may be assumed to be $63,094,966.

Direct Public Offering of Common Stock

The maximum number of shares identified herein as common stock subject to the Company’s "best efforts" direct public offering is 8,000,000.

The Direct Public Offering

Common Stock Offered Through Direct Offering	8,000,000 shares of common stock
Common Stock Outstanding Before the Offering	22,943,624 shares of common stock
Common Stock Outstanding After the Offering	30,943,624 shares of common stock
Terms of the Offering	$2.75 per share
Use of Proceeds
Our direct public offering of 8,000,000 shares of common stock is being made on a self-underwritten basis and there is no minimum number of shares of common stock that must be sold in order for the offering to proceed. The net proceeds to AmericaTowne from the sale of up to 8,000,000 shares offered through the offering price of $2.75 per share (total of $22,000,000) will vary contingent upon the success of AmericaTowne’s sales efforts. It is the Company’s intention to use proceeds raised through this prospectus towards the acquisition, planning and development of real property in China and supporting Trade Centers in the United States to operate the AmericaTowne concept, and towards the continued expenses commonly associated with operating a publicly reporting company. To the extent there are excess proceeds from the offering associated with this prospectus, the Company intends on using such proceeds in furtherance of its business purpose, as set forth in Item 11. Regardless of the number of shares of common stock sold, the Company expects to incur offering expenses estimated at $50,000 for legal, accounting, printing and other costs in connection with this offering. We will not maintain an escrow account for the receipt of proceeds from the sale of our registered shares of common stock.

Risk Factors	The investment in the shares offered hereby involves a high degree of risk and should not be purchased by any investor who cannot afford the loss of their entire investment.

Use of Funds from Public Offering: Provided that funds are raised in the Direct Offering at between the 25 - 100% levels, funds raised will be allocated as reflected in the Funds Use Table

Funds Use Table 100%

Estimated Use of Proceeds	Amount	China	US	Totals	Percent
		Operations	Operations
Deposits for Land Use Rights (a)	$6,306,264	$6,306,264		$6,306,264	28.7%
US Trade Center Operations - Meishan Ningbo (b)	$1,500,000	$1,500,000		$1,500,000	6.8%
Legal, Accounting, & Other Professional Fees	$300,000	$20,000	$280,000	$300,000	1.4%
Marketing & Advertising	$150,000	$50,000	$100,000	$150,000	0.7%
Operational Expenses (c)	$716,426	$216,426	$500,000	$716,426	3.3%
Franchise Acquisitions (d)	$4,000,000		$4,000,000	$4,000,000	18.2%
Registered Capital Reserves (e)	$1,500,000	$1,500,000		$1,500,000	6.8%
US Trade Centers in 8 US Locations (f)	$5,200,000		$5,200,000	$5,200,000	23.6%
Export Funding (g)	$1,000,000		$1,000,000	$1,000,000	4.5%
Working Capital & Reserves	$1,327,310	$827,310	$500,000	$1,327,310	6.0%
Total	$22,000,000	$10,420,000	$11,580,000	$22,000,000	100%
Percent		47%	53%		100%
	Notes:
	(a) Rights required to obtain land for AmericaTowne - 40 year lease, for a location.
	(b) Meishan Ningbo, China Trade Center Startup, Operations, and Staff advocates. Responsible for identifying buyers for US made goods and services and operations of the Trade Center in China.
	(c) Staff Operations and Salaries.
	(d) Funds used to acquire franchise rights and licenses as well as furniture, equipment, and other to operate select US franchises in AmericaTowne.
	(e) Required by Regs in China to Operate.

(f) Operations of 8 US Trade facilities throughout the US. Purpose is to source US made goods and services, and to identify and recruit exporters, and small businesses to operate within the US Trade Center in Meishan, and AmericaTowne in China. This includes Internet Operations of 3 Sites in Chinese. One Site specifically designed for business to business customers directly linked to US Trade Center Operations; and one site designed for the affluent consumer interested in select high end goods; and one site for the average or middle income consumer.

	(g) Funds used to support Exporter’s funding and sourcing goods and services.

Funds Use Table 75%

Estimated Use of Proceeds	Amount	China	US	Totals	Percent
		Operations	Operations
Deposits for Land Use Rights (a)	$4,479,698	$4,479,698		$4,479,698	27.1%
US Trade Center Operations - Meishan Ningbo (b)	$1,125,000	$1,125,000		$1,125,000	6.8%
Legal, Accounting, & Other Professional Fees	$225,000	$15,000	$210,000	$225,000	1.4%
Marketing & Advertising	$112,500	$37,500	$75,000	$112,500	0.7%
Operational Expenses (c)	$537,319.5	$162,320	$375,000	$537,320	3.3%
Franchise Acquisitions (d)	$3,250,000		$3,250,000	$3,250,000	19.7%
Registered Capital Reserves (e)	$1,125,000	$1,125,000		$1,125,000	6.8%
US Trade Centers in 8 US Locations (f)	$3,900,000		$3,900,000	$3,900,000	23.6%
Export Funding (g)	$750,000		$750,000	$750,000	4.5%
Working Capital & Reserves	$995,482.5	$620,482	$375,000	$995,482	6.0%
Total	$16,500,000	$7,565,000	$8,935,000	$16,500,000	100%
Percent		46%	54%		100%
	Notes:
	(a) Rights required to obtain land for AmericaTowne - 40 year lease, for a location.
	(b) Meishan Ningbo, China Trade Center Startup, Operations, and Staff advocates. Responsible for identifying buyers for US made goods and services and operations of the Trade Center in China.
	(c) Staff Operations and Salaries.
	(d) Funds used to acquire franchise rights and licenses as well as furniture, equipment, and other to operate select US franchises in AmericaTowne.
	(e) Required by Regs in China to Operate.

(f) Operations of 8 US Trade facilities throughout the US. Purpose is to source US made goods and services, and to identify and recruit exporters, and small businesses to operate within the US Trade Center in Meishan, and AmericaTowne in China. This includes Internet Operations of 3 Sites in Chinese. One Site specifically designed for business to business customers directly linked to US Trade Center Operations; and one site designed for the affluent consumer interested in select high end goods; and one site for the average or middle income consumer.

	(g) Funds used to support Exporter’s funding and sourcing goods and services.

Funds Use Table 50%

Estimated Use of Proceeds	Amount	China	US	Totals	Percent
		Operations	Operations
Deposits for Land Use Rights (a)	$2,653,132	$2,653,132		$2,653,132	25.3%
US Trade Center Operations - Meishan Ningbo (b)	$750,000	$750,000		$750,000	7.1%
Legal, Accounting, & Other Professional Fees	$300,000	$15,000	$280,000	$300,000	2.9%
Marketing & Advertising	$50,000	$20,000	$30,000	$50,000	0.5%
Operational Expenses (c)	$716,000	$216,000	$500,000	$716,000	6.8%
Franchise Acquisitions (d)	$1,500,000		$1,500,000	$1,500,000	14.3%
Registered Capital Reserves (e)	$500,000	$500,000		$500,000	4.8%
US Trade Centers in 8 US Locations (f)	$2,600,000		$2,600,000	$2,600,000	24.8%
Export Funding (g)	$500,000		$500,000	$500,000	4.8%
Working Capital & Reserves	$930,868	$550,868	$380,000	$930,868	8.9%
Total	$10,500,000	$4,710,000	$5,790,000	$10,500,000	100%
Percent		45%	55%		100%
	Notes:
	(a) Rights required to obtain land for AmericaTowne - 40 year lease, for a location.
	(b) Meishan Ningbo, China Trade Center Startup, Operations, and Staff advocates. Responsible for identifying buyers for US made goods and services and operations of the Trade Center in China.
	(c) Staff Operations and Salaries.
	(d) Funds used to acquire franchise rights and licenses as well as furniture, equipment, and other to operate select US franchises in AmericaTowne.
	(e) Required by Regs in China to Operate.

(f) Operations of 8 US Trade facilities throughout the US. Purpose is to source US made goods and services, and to identify and recruit exporters, and small businesses to operate within the US Trade Center in Meishan, and AmericaTowne in China. This includes Internet Operations of 3 Sites in Chinese. One Site specifically designed for business to business customers directly linked to US Trade Center Operations; and one site designed for the affluent consumer interested in select high end goods; and one site for the average or middle income consumer.

	(g) Funds used to support Exporter’s funding and sourcing goods and services.

Funds Use Table 25%

Estimated Use of Proceeds	Amount	China	US	Totals	Percent
		Operations	Operations
Deposits for Land Use Rights (a)	$1,285,000	$1,285,000		$1,285,000	23.4%
US Trade Center Operations - Meishan Ningbo (b)	$250,000	$250,000		$250,000	4.5%
Legal, Accounting, & Other Professional Fees	$215,000	$15,000	$200,000	$215,000	3.9%
Marketing & Advertising	$50,000	$20,000	$30,000	$50,000	0.9%
Operational Expenses (c)	$526,000	$216,000	$310,000	$526,000	9.6%
Franchise Acquisitions (d)	$495,000		$495,000	$495,000	9.0%
Registered Capital Reserves (e)	$300,000	$300,000		$300,000	5.5%
US Trade Centers in 8 US Locations (f)	$1,250,000		$1,250,000	$1,250,000	22.7%
Export Funding (g)	$450,000		$450,000	$450,000	8.2%
Working Capital & Reserves	$679,000	$399,000	$280,000	$679,000	12.3%
Total	$5,500,000	$2,485,000	$3,015,000	$5,500,000	100%
Percent		45%	55%		100%
	Notes:
	(a) Rights required to obtain land for AmericaTowne - 40 year lease, for a location.
	(b) Meishan Ningbo, China Trade Center Startup, Operations, and Staff advocates. Responsible for identifying buyers for US made goods and services and operations of the Trade Center in China.
	(c) Staff Operations and Salaries.
	(d) Funds used to acquire franchise rights and licenses as well as furniture, equipment, and other to operate select US franchises in AmericaTowne.
	(e) Required by Regs in China to Operate.

(f) Operations of 8 US Trade facilities throughout the US. Purpose is to source US made goods and services, and to identify and recruit exporters, and small businesses to operate within the US Trade Center in Meishan, and AmericaTowne in China. This includes Internet Operations of 3 Sites in Chinese. One Site specifically designed for business to business customers directly linked to US Trade Center Operations; and one site designed for the affluent consumer interested in select high end goods; and one site for the average or middle income consumer.

	(g) Funds used to support Exporter’s funding and sourcing goods and services.

The Company has no agreement or immediate plans to conduct a private placement. The Company has not issued debt securities and at this time and have no plans to do so.

~~In our projections, we plan on raising funds through equity investments, stock sales and loans. Though we feel positive about our ability to raise funds, we understand that the undertaking can be difficult and may not be attainable. There are no agreements in place, contemplated or expected in our funds raising efforts, nor is there any guarantee that the source of the funds projected will ever be realized or obtained. The following Projected Funding Table Per Location is management projections, which may or may not be achieved, and this table does not apply to any particular location.~~

~~Projected Funding Per Location~~

THE FOLLOWING TABLE IS DELETED
Equity/Debt	Year 1	Year 2	Year 3	Year 4	Year 5	Total	Percent
Equity Investment	$22,000,000	$10,000,000	$10,000,000	$29,000,000	$29,000,000	$100,000,000	100%

Total Amount Received	$22,000,000	$10,000,000	$10,000,000	$29,000,000	$29,000,000	$100,000,000	100%

Disclosure Regarding Jumpstart Our Business Startups ("JOBS") Act

In April of 2012, the Jumpstart Our Business Startups Act ("JOBS Act") was enacted into law. The JOBS Act provides, among other things:

Exemptions for emerging growth companies from certain financial disclosure and governance requirements for up to five years and provides a new form of financing to small companies;

Amendments to certain provisions of the federal securities laws to simplify the sale of securities and increase the threshold number of record holders required to trigger the reporting requirements of the Securities Exchange Act of 1934;

Relaxation of the general solicitation and general advertising prohibition for Rule 506 offerings;

Adoption of a new exemption for public offerings of securities in amounts not exceeding $50 million; and

Exemption from registration by a non-reporting company offers and sales of securities of up to $1,000,000 that comply with rules to be adopted by the SEC pursuant to Section 4(6) of the Securities Act and such sales are exempt from state law registration, documentation or offering requirements.

In general, a company is an emerging growth company under the JOBS Act if its initial public offering ("IPO") of common equity securities was effected after December 8, 2011 and the company had less than $1 billion of total annual gross revenues during its last completed fiscal year. A company will no longer qualify as an emerging growth company after the earliest of:

  (i) the completion of the fiscal year in which the company has total annual gross revenues of $1 billion or more, (ii) the completion of the fiscal year of the fifth anniversary of the company’s IPO; (iii) the company’s issuance of more than $1 billion in nonconvertible debt in the prior three-year period, or (iv) the company becoming a "larger accelerated filer" as defined under the Securities Exchange Act of 1934.

AmericaTowne meets the definition of an emerging growth company. The Company will be affected by some of the changes provided in the JOBS Act and certain new exemptions. The JOBS Act provides additional new guidelines and exemptions for non-reporting companies and for non-public offerings. For example, the financial disclosure in a registration statement filed by an emerging growth company pursuant to the Securities Act of 1933 will differ from registration statements filed by other companies as follows: (i) audited financial statements required for only two fiscal years; (ii) selected financial data required for only the fiscal years that were audited; and (iii) executive compensation only needs to be presented in the limited format now required for smaller reporting companies. A smaller reporting company is one with a public float of less than $75 million as of the last day of its most recently completed second fiscal quarter. However, the requirements for financial disclosure provided by Regulation S-K promulgated by the Rules and Regulations of the SEC already provide certain of these exemptions for smaller reporting companies. The Company is a smaller reporting company. Currently a smaller reporting company is not required to file as part of its registration statement selected financial data and only needs audited financial statements for its two most current fiscal years and no tabular disclosure of contractual obligations.

Pursuant to section 102(b) of the JOBS Act, the Company’s independent registered public accounting firm are exempt from complying with any rules adopted by the Public Company Accounting Oversight Board ("PCAOB") after the date of the JOBS Act’s enactment, except as otherwise required by SEC rule. Section 102(c) of the JOBS Act also exempts an emerging growth company from any requirement adopted by the PCAOB for mandatory rotation of the Company’s accounting firm or for a supplemental auditor report about the audit.

Section 103 of the JOBS Act also provides an exemption from the requirement of the Company’s independent registered public accounting firm to file a report on the Company’s internal control over financial reporting, although management of the Company is still required to file its report on the adequacy of the Company’s internal control over financial reporting. Section 102(a) of the JOBS Act goes on to exempt emerging growth companies from the requirements in 1934 Act Section 14A(e) for companies with a class of securities registered under the 1934 Act to hold shareholder votes for executive compensation and golden parachutes.

Section 105 of the JOBS Act also provides that an emerging growth company can communicate with potential investors that are qualified institutional buyers or institutions that are accredited to determine interest in a contemplated offering either prior to or after the date of filing the respective registration statement. The Act also permits research reports by a broker or dealer about an emerging growth company regardless if such report provides sufficient information for an investment decision. In addition the JOBS Act precludes the SEC and FINRA from adopting certain restrictive rules or regulations regarding brokers, dealers and potential investors, communications with management and distribution of a research reports on the emerging growth company IPO.

Section 106 of the JOBS Act permits emerging growth companies to submit 1933 Act registration statements on a confidential basis provided that the registration statement and all amendments are publicly filed at least 21 days before the issuer conducts any road show. This is intended to allow the emerging growth company to explore the IPO option without disclosing to the market the fact that it is seeking to go public or disclosing the information contained in its registration statement until the company is ready to conduct a road show.

Election to Opt Out of Transition Period Under The JOBS Act

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a 1933 Act registration statement declared effective or do not have a class of securities registered under the 1934 Act) are required to comply with the new or revised financial accounting standard. The JOBS Act provides a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of the transition period.

RISK FACTORS RELATING TO OUR COMPANY AND COMMON STOCK

Special Note Regarding Forward-Looking Statements

Information included in this Form S-1 contains forward-looking statements. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. Forward-looking statements may contain the words "believes," "project," "expects," "anticipates," "estimates," "forecasts," "intends," "strategy," "plan," "may," "will," "would," "will be," "will continue," "will likely result," and similar expressions, and are subject to numerous known and unknown risks and uncertainties. Additionally, statements relating to implementation of business strategy, future financial performance, acquisition strategies, capital raising transactions, performance of contractual obligations, and similar statements may contain forward-looking statements. In evaluating such statements, prospective investors and shareholders should carefully review various risks and uncertainties identified in this Form S-1, including the matters set forth under the captions "Risk Factors" and in the Company’s other SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements. The Company disclaims any obligation to update or publicly announce revisions to any forward-looking statements to reflect future events or developments.

Although forward-looking statements in this Form S-1 reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading "Risk Factors Related to Our Business" below, as well as those discussed elsewhere in this registration statement on Form S-1. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of registration statement on Form S-1. We file reports with the Securities and Exchange Commission ("SEC"). You can read and copy any materials we file with the SEC at the SEC’s Public Reference Room, 100 F. Street, NE, Washington, D.C. 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

We disclaim any obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form S-1. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this registration statement, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Before you invest in AmericaTowne’ securities, you should be aware that there are various risks. These risks must be evaluated in the context of the disclosures made within the section titled "Description of Business." You should consider carefully these risk factors, together with all of the other information included in this prospectus before you decide to purchase our securities. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could be materially adversely affected.

The stock offered hereby involves a high degree of risk. No one should invest who is not prepared to lose his, her, or its entire investment. There is no public market in the foreseeable future for the resale of the stock. Prospective investors, prior to making an investment, should carefully examine the risk factors set forth in the business plan and the following risk factors, which are inherent in making an investment in, and affecting the business of, the Company, in addition to the other information presented in this prospectus.

This prospectus contains certain forward-looking statements. The Company’s actual results could differ materially from the results anticipated in these forward-looking statements as a result of various risks and uncertainties, including certain factors set forth in the following risk factors and elsewhere in this prospectus.

Risk Factors Applicable To The Company

Limited Operating History: The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company’s prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in emerging markets. In order to increase sales and achieve profitability, the Company must, among other things, establish market acceptance and sell and support its services. The Company plans to increase significantly its expenditures on sales and marketing, technology and infrastructure, expand administrative resources to support the enlarged organization, maintain brand identity, broaden its customer support capabilities, and pursue strategic alliances. To the extent that revenues do not grow at anticipated rates or that increases in such operating expenses precede or are not subsequently followed by commensurate increases in revenues, the Company’s business, results of operations and financial condition will be materially and adversely affected. There can be no assurance that the Company will achieve or sustain the substantial revenue growth needed in order to reach profitability.

Potential Fluctuations in Results: The Company’s operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company’s control. These factors include: general economic conditions, specific economic conditions in China, demand for the Company’s products/services, usage and growth of the Company’s products/services, sales trends, budget cycles of customers, the mix of products or services sold by the Company or the Company’s competitors, sales cycles for Company’s products or services, changes in costs of expenses or capital expenditures relating to the Company’s expansion of operations, the introduction of new products or services by the Company or its competitors, change in the sales mix, distribution channels or pricing for the Company’s products or services. In the future, strategic partners may require payments or other consideration in exchange for providing access to the Company’s products or services. As a strategic response to a changing competitive environment, especially in China and possibly other foreign markets, the Company may elect from time to time to make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its results.

Developing Market; Unproven Acceptance of the Company’s Product or Services: The market for the Company’s services is rapidly evolving and is characterized by an increasing number of market entrants. The Company is directly and indirectly highly dependent upon general business markets. There can be no assurance that the Company will achieve or sustain market acceptance of its products or services, or that the Company will be able to execute its business plan successfully. Because the market for the Company’s services is evolving, it is difficult to predict the size of this market and growth rate, if any. There can be no assurance that the market for the Company’s services will develop or that demand for the Company’s products and services will emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company’s products and services do not achieve or sustain market acceptance, the Company’s business, results of operations and financial condition would be materially adversely affected.

Need for Future Funding: The Company anticipates that its existing capital resources, together with the net proceeds from the sale of its stock under any future prospectus, interest earned thereon and expected future revenues will enable it to maintain its current operations into the first quarter of 2016. There can be no assurance that the Company will be able to develop, produce or market products or services on a profitable basis. The Company may have underestimated the costs necessary to achieve sustainable revenues. As a result of the early stage of its business, the Company expects to sustain operating losses and require substantial additional financing in addition to that provided from the sale of its common stock through any future prospectus. The Company will need to raise additional funding thereafter in order to continue operations. No party is obligated to provide financing to the Company. It is possible that such external financing may not be obtainable. No assurances can be given that the Company will be able to raise cash from additional financing efforts and, even if such cash is raised, that it will be sufficient to satisfy the Company’s anticipated capital requirements, or on what terms such capital will be available. Future equity financing is likely to result in ownership dilution to existing investors. If the Company is unable to obtain sufficient funds from future financings, the Company will need to curtail certain development efforts and operating plans, which would have a material adverse effect on its business, results of operations and financial condition.

Factors that may increase the Company’s capital requirements include, but are not limited to, the following: (i) failure to realize revenues in the amounts or as promptly as the Company projected; (ii) unforeseen or sooner than expected capital expenditure requirements; (iii) accelerated, higher than budgeted or unbudgeted operating expenses; (iv) unforeseen working capital requirements; and (v) socio-economic conditions in China.

Concentrated Product and Service Risk: The Company expects that sales of its services will account for substantially all of the Company’s revenues for the foreseeable future. Broad market acceptance of these services is, therefore, critical to the Company’s future success, and any factor adversely affecting sales or pricing levels of its products could have a material adverse effect on the Company’s business, results of operation and financial condition. Although the Company intends to expand its services offering, there can be no assurance that any such new or enhanced services will be successfully developed, introduced and marketed, and failure to do so would have a material adverse effect on the Company’s business, results of operations and financial condition. There can be no assurances that the revenues generated from the Company’s current or future services are enough to support a stand-alone business.

Reliance on Key Customers: The Company will derive a significant portion of revenues from a small number of large customers and business resources. As a result, the decrease in revenues from or loss of any particular customer could materially negatively impact the Company’s future business, results of operations and financial condition.

Dependence on Strategic Relationships: The Company believes that its success in penetrating markets for its investment and services will depend in part on its ability to develop and maintain strategic relationships. The Company further believes that such relationships are important in order to expand the functionality of the Company’s services. No assurance can be given that the Company will be successful in entering into any strategic alliances on acceptable terms or, if any such strategic alliance is entered into, that the Company will realize any anticipated benefits from it, or at all. In addition, the alliance of strategic partners with competitors, or the termination of one or more successful relationships, could have a material adverse effect on the Company’s business, results of operations and financial condition.

Protection of Proprietary Information: The Company’s success depends, in part, upon its proprietary information. The Company will rely on a combination of available trademarks and trade secret laws, non-disclosure agreements and other contractual provisions to establish, maintain and protect its proprietary rights, all of which afford only limited protection. There can be no assurance that its agreements with employees, consultants, and others who participate in the development of its intellectual and proprietary information will not be breached, or that the Company will have adequate remedies for any breach. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company’s services in order to obtain and use information that the Company regards as proprietary.

Legal Proceedings: The Company is not the subject of any material litigation, claims or investigations at the time of this Form S-1.

Management of Potential Growth: The rapid execution necessary for the Company to successfully offer its services and implement its business plan in an evolving market requires an effective planning and management process. The Company expects to continue to expand its management, technical, accounting, finance, marketing, sales and production operations, including perhaps the assignment of assets to a banking institution to maximize the value of its stock. The Company’s growth, coupled with rapid evolution of the Company’s markets, has placed, and is expected to continue to place, a significant strain on its administrative, operational and financial resources as well as increased demands on internal systems, procedures and controls. Furthermore, the Company will be required to manage multiple relationships with various strategic partners. There can be no assurance that the Company has made adequate allowances for the costs and risks associated with this expansion and transition, that the Company’s systems, procedures or controls will be adequate to support the Company’s operations, or that management will be able to achieve the rapid execution necessary to offer successfully the Company’s products and services and implement its business plan. The Company’s future operating results will also depend on many factors, including its ability to expand its business development organizations and expand its support organization commensurate with the expected growth of its business. If the Company is unable to manage growth effectively, the Company’s business, results of operations and financial condition could be materially adversely affected.

Dependence on Key Personnel: The Company’s success significantly depends on reputation and the continued services of the Company’s key management; more specifically, the employment of Alton Perkins, Mabiala T. Phuati, Dr. Daniel K. Katabaki, Dr. Yu Wang, Lindsey Moore, and Qingjun Wang pursuant to the terms of the employment agreements discussed above. The Company intends to maintain a key man life insurance on these individuals. There is no assurance that the Company will be able to insure the aforementioned employees or that such amount will be adequate to compensate the Company in event of one of their deaths. The loss of these individuals or other key editorial or design personnel would likely harm the Company’s business.

In order to grow the Company’s business, the Company’s future success depends on its continuing ability to identify, attract, hire, train, motivate and retain highly qualified management, research and development, and sales and marketing personnel (including the Company’s past hires). Competition for qualified personnel are intense and there can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future. The inability to attract and retain the necessary personnel could have a material adverse effect upon the Company’s business, operating results and financial condition.

No Public Market; Possible Volatility of Share Price: There is no public or other trading market for the Company offered hereby or the Company’s stock, and there can be no assurance that any market will develop or, if developed, will be sustained in the future. If a public market does develop for the stock, factors such as the Company’s or competitors’ announcements about performance, failure to meet securities analysts’ expectations, government regulatory action, and market conditions for the stock in general could have a material adverse effect on the price of the Company’s shares.

The company’s auditor has substantial doubts as to the Company’s ability to continue as a going concern: Our auditor’s report on our 2014 financial statements expresses an opinion that substantial doubt exists as to whether we can continue as an ongoing business. The lack of revenues from operations to date raises substantial doubt about our ability to continue as a going concern. The accompanying audited financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

Because the Company has been issued an opinion by its auditors that substantial doubt exists as to whether the company can continue as a going concern, it may be more difficult for the company to attract investors. The Company has generated little to no revenue since inception. Our future is dependent upon our ability to obtain financing and implement the Company’s business plan. We will seek additional funds through private placements of our common stock. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event we cannot continue in existence.

If we complete a financing through the sale of additional shares of our common stock in the future, then shareholders will experience dilution: The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that, if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding. To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. We cannot guarantee we will be successful in generating revenue in the future or be successful in raising funds through the sale of shares to pay for the Company’s business plan and expenditures. As of the date of this filing, we have earned little to no revenues. Failure to generate revenue or to raise funds could cause us to go out of business, which would result in the complete loss of your investment.

Because we do not have an audit committee, shareholders will have to rely on the directors, who are not independent, to perform these functions: We do not have an audit or compensation committee comprised of independent directors. The board of directors as a whole performs these functions. The members of the Board of Directors are not independent. Thus, there is a potential conflict in that the board members are also engaged in management and participates in decisions concerning management compensation and audit issues that may affect management performance.

We have not developed independent corporate governance: We do not presently have audit, compensation, or nominating committees. This lack of independent controls over our corporate affairs may result in conflicts of interest between our officers, directors and our stockholders. We presently have no policy to resolve such conflicts. As a result, our directors have the ability to, among other things, determine their own level of compensation. Until we comply with such corporate governance measures to form audit and other board committees in a manner consistent with rules of a national securities exchange, there is no assurance that we will not be subject to any conflicts of interest. As a result, potential investors may be reluctant to provide us with funds necessary to expand our operations.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company": We are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements are time-consuming and expensive and could have a negative effect on our business, results of operations and financial condition.

As a public company, we are subject to the reporting requirements of the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002 ("SOX"). The cost of complying with these requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. SOX require that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we must commit significant resources, may be required to hire additional staff and need to continue to provide effective management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join the Company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We will be obligated to develop and maintain proper and effective internal controls over financial reporting: We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may have one or more material weaknesses, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and attestations of the effectiveness of internal controls by independent auditors. We will be required to perform the annual review and evaluation of our internal controls no later than for the fiscal year ending December 31, 2014. However, we initially expect to qualify as a smaller reporting company and as an emerging growth company, and thus, we would be exempt from the auditors’ attestation requirement until such time as we no longer qualify as a smaller reporting company and an emerging growth company. We would no longer qualify as a smaller reporting company if the market value of our public float exceeded $75 million as of the last day of our second fiscal quarter in any fiscal year following this offering. We would no longer qualify as an emerging growth company at such time as described in the risk factor immediately below.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to evaluate our internal controls needed to comply with Section 404. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

While we currently qualify as an "emerging growth company" under the JOBS Act, we will lose that status at the latest by the end of 2017, which will increase the costs and demands placed upon our management: We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which we had total annual gross revenues of $1,000,000,000 (as indexed for inflation); (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under a registration statement; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer," as defined by the SEC, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we would have to comply with additional disclosure and accounting requirements, particularly if our public float should exceed $75 million on the last day of our second fiscal quarter in any fiscal year following this offering, which would disqualify us as a smaller reporting company.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors: The JOBS Act permits "emerging growth companies" like us to rely on some of the reduced disclosure requirements that are already available to smaller reporting companies, which are companies that have a public float of less than $75 million. As long as we qualify as an emerging growth company or a smaller reporting company, we would be permitted to omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act, as described above and are also exempt from the requirement to submit "say-on-pay", "say-on-pay frequency" and "say-on-parachute" votes to our stockholders and may avail ourselves of reduced executive compensation disclosure that is already available to smaller reporting companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(B). As a result, during such time that we delay the adoption of any new or revised accounting standards, our financial statements may not be comparable to other companies that comply with all public company accounting standards.

We will cease to be an emerging growth company at such time as described in the risk factor immediately above. Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and could cause our stock price to decline.

We have not achieved profitable operations and continue to operate at a loss: From incorporation to date, we have not achieved sustained profitable operations. Our present business strategy is to improve cash flow by adding to our existing product line and expanding our sales and marketing efforts, including the addition of in-house sales personnel. There can be no assurance that we will ever be able to achieve profitable operations or that we will not require additional financing to fulfill our business plan.

The relative lack of public company experience of our management team may put us at a competitive disadvantage: As a company with a class of securities registered under the Exchange Act, we are subject to reporting and other legal, accounting, corporate governance, and regulatory requirements imposed by the Exchange Act and rules and regulations promulgated under the Exchange Act. Our management team lacks significant public company experience, which could impair our ability to comply with these legal, accounting, and regulatory requirements. Such responsibilities include complying with Federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement and effect programs and policies in an effective and timely manner that adequately responds to such increased legal and regulatory compliance and reporting requirements. Our failure to do so could lead to the imposition of fines and penalties and further result in the deterioration of our business.

Our profitability depends upon achieving success in our future operations through implementing our business plan, increasing sales, and expanding our customer and distribution bases, for which there can be no assurance given: Profitability depends upon many factors, including the success of the Company’s marketing program, the Company’s ability to identify and obtain the rights to additional products to add to its existing product line, expansion of its distribution and customer base, maintenance or reduction of expense levels and the success of the Company’s business activities. The Company anticipates that it will continue to incur operating losses in the future. The Company’s ability to achieve profitable operations will also depend on its ability to develop and maintain an adequate marketing and distribution system. There can be no assurance that the Company will be able to develop and maintain adequate marketing and distribution resources. If adequate funds are not available, the Company may be required to materially curtail or cease its operations.

If we are unable to successfully develop and market our products or if our products do not perform as expected, our business and financial condition will be adversely affected: With the release of any new product, we will be subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in development and implementation, and failure of products to perform as expected. In order to introduce and market new products successfully with minimal disruption in customer purchasing patterns, we will need to manage the transition from existing products in the market. There can be no assurance that we will be successful in developing and marketing, on a timely basis, products that respond to advances by others, that our new products will adequately address the changing needs of the market, or that we will successfully manage product transitions. Further, failure to generate sufficient cash from operations or financing activities to develop or obtain improved products and technologies could have a material adverse effect on our results of operations and financial condition.

We are highly dependent on our executive officers and certain technical and operations employees: Management anticipates that the Company’s revenues will be derived almost exclusively from the sales of products and the operations of AmericaTowne. We depend heavily on our executive officers, including Alton Perkins, Xianghai Lin and Mabiala T. Phuati. We have written employment agreements with Alton Perkins and Mabiala T. Phuati. The loss of services of any of these personnel could impede the achievement of the Company’s objectives. There can be no assurance that the Company will be able to attract and retain qualified executive or technical personnel on acceptable terms.

We intend to rely on third parties to construct AmericaTowne. The Company has no construction capabilities and will seek to partner with and or hire a developer in China to develop the initial AmericaTowne® location. While management has experience in identifying and selecting such joint venture partners in China, there is no guarantee that the partner and or developer selected to carry out the objectives of the AmericaTowne concept can do so successfully.

We expect substantially all of our project construction and related work to be outsourced to third-party contractors. We are exposed to risks that the performance of our contractors may not meet our standards or specifications. Negligence or poor work quality by any contractors may result in defects in our buildings or residential units, which could in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims. We expect to work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times.

Although our construction and other contracts will contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractor may not have sufficient financial resources to compensate us. Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may cause delays in the completion of our property projects or increases in our costs. We may be unable to complete our property developments on time or at all.

Our insurance policies may be inadequate and potentially expose us to unrecoverable risks: Any significant insurance claims would have a material adverse effect on our business, financial condition and results of operations. Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify; however, we may fail to correctly anticipate or quantify insurable risks. Additionally, we may not be able to obtain appropriate insurance coverage, and insurers may not respond as we intend to cover insurable events that may occur. We have observed rapidly changing conditions in the insurance markets relating to nearly all areas of traditional corporate insurance. Such conditions have resulted in higher premium costs, higher policy deductibles, and lower coverage limits. For some risks, we may not have or maintain insurance coverage because of cost or availability.

We have no dividend history and have no intention to pay dividends in the foreseeable future: We have never paid dividends on or in connection with any class of our common stock and do not intend to pay any dividends to common stockholders for the foreseeable future. Ownership of our common stock will not provide dividend income to the holder, and holders should not rely on investment in our common stock for dividend income. Any increase in the value of investment in our common stock could come only from a rise in the market price of our common stock, which is uncertain and unpredictable, and there can be no guarantee that our stock price will rise to provide any such increase.

We face competition from established as well as other emerging companies, which could divert customers to our competitors and significantly reduce our revenue and profitability: We expect existing competitors and new entrants to the market to constantly revise and improve their business models in response to challenges from competing businesses, including ours. If these or other participants introduce changes or developments that we cannot meet in a timely or cost-effective manner, our revenue and profitability could be reduced.

In addition, consolidation among our competitors may give them increased negotiating leverage and greater marketing resources, thereby providing corresponding competitive advantages over us. Consolidation among other companies may increase competition from a small number of very prominent companies in the market place. If we are unable to compete effectively, competitors could divert our customers away from our products.

Regulations, including those contained in and issued under the Sarbanes-Oxley Act of 2002 ("SOX") and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank"), increase the cost of doing business and may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock: We are a publicly reporting company. The current regulatory climate for publicly reporting companies, even small and emerging growth companies such as ours, may make it difficult or prohibitively expensive to attract and retain qualified officers, directors and members of board committees required to provide for our effective management in compliance with the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on boards of directors.

The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. For example, the enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC. Further, recent and proposed regulations under Dodd-Frank heighten the requirements for board or committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, the management of our business could be adversely affected.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance: We do not have officer and director liability insurance or general liability insurance for our business. We may be unable to maintain sufficient insurance to cover liability claims made against us or against our officers and directors. If we are unable to adequately insure our business or our officers and directors, our business will be adversely affected and we may not be able to retain or recruit qualified officers and directors to manage the Company.

Limitations on director and officer liability and our indemnification of our officers and directors may discourage stockholders from bringing suit against a director: Our Certificate of Incorporation and By-Laws provide, with certain exceptions as permitted by Delaware corporation law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our Certificate of Incorporation and By-Laws provide for mandatory indemnification of directors and officers to the fullest extent permitted by governing state law.

Our failure to manage growth effectively could harm our ability to attract and retain key personnel and adversely impact our operating results: Our culture is important to us, and we anticipate that it will be a major contributor to our success. As we grow, however, we may have difficulty maintaining our culture or adapting it sufficiently to meet the needs of our operations. Failure to maintain our culture could negatively impact our operations and business results. Additionally, expansion increases the complexity of our business and places a significant strain on our management, operations, technical performance, financial resources and internal control over financial reporting functions.

There can be no assurance that we will be able to manage our expansion effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in multiple geographic locations. We may not be able to hire, train, retain, motivate and manage required personnel, which may limit our growth, damage our reputation and negatively affect our financial performance and harm our business.

While the Company believes it can develop a new customer base through the marketing and promotion plans, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company: Although the Company believes that its product matrix offer advantages over competitive companies and products, no assurance can be given that the Company will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

We cannot assure that our marketing and sales efforts will be successful: Management believes that its marketing and development programs will sustain the business. Additionally, we intend to invest substantial financial resources in the marketing and sales of our AmericaTowne concept. We cannot assure you that our marketing and sales efforts will be successful and that we will be able to capture sufficient market share to realize our financial projections. The Company’s operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company’s revenues may vary by quarter, and the Company’s operating results may experience fluctuations.

We cannot assure that acceptance of products and services will be successful: Though we have completed analysis of the market and key founding members or either Chinese or Chinese Americans and or have lived in China for a considerable period of time, there is no certainty that our marketing and sales campaigns will be effective with the Chinese consumer or that such campaigns would help reach our revenue projections. There is no assurance that customers will accept our product offer.

Risks of borrowing might adversely impact us: If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company’s operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company’s assets resulting in a material adverse effect on the Company’s business, operating results or financial condition.

Changes in or missteps in the execution of our business plan may adversely impact operations: The Company’s business plans may change significantly. Many of the Company’s potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company’s chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company’s principals and advisors. Management reserves the right to make significant modifications to the Company’s stated strategies depending on future events.

There can be no assurances that secrecy obligations will be honored: In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology.

Substantial funds are required in the future to implement our plans: We may require substantial additional funds in the future to finance our product development and commercialization plans. Our product development schedule could be delayed if we are unable to fund our research & development activities.

Changes in laws or regulations may adversely impact our business: Foreign, national, regional and local governments may enact laws that we may be subject to that may adversely impact our operations. In particular, we will be required to comply with certain SEC, state and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied could have a material adverse effect on our business and results of operations.

A downturn in general economic conditions could cause adverse consequences for the Company operations: The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, and China such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company’s products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes. The demand for leisure activities could experience a downturn. If so, then our ability to achieve our financial objectives may be impaired and we may not meet the goals, projections and revenues outlined in our business plan.

Land and Concessions rights may not be obtained at favorable rates: Although we expect to receive favorable terms when negotiating, based upon foreign investment laws within China that may grant favorable positions, we may not be able to negotiate favorable prices to acquire land needed to develop AmericaTowne. In order to build AmericaTowne we expect to receive favorable consideration concerning price and location of the land. However, favorable negotiations may not be achieved. There may be possibilities that we may not be able to favorable negotiate an acceptable price to acquire land from the local government or obtain the necessary permits, and or tax benefits on favorable terms. If we are unable to achieve favorable consideration, this could materially adversely affect expected revenues and profitability.

We may not be able to recruit enough or the right type of businesses from the United States: We anticipate more small businesses wanting to expand their businesses into China; however, we may not be able to recruit enough businesses from the USA to meet the demand of the local community. The plan calls for up to fifty businesses using the USA style of operations to be located and actually set-up operations within AmericaTowne. Though we expect to achieve this objective, there is no assurance that this objective can be achieved. If not then, our business model would have to shift allowing local businesses to operate within the project. This may reduce the overall appeal of AmericaTowne. The unique aspect of AmericaTowne is that all of the goods, services and products sold there are expected to carry the "Made in the USA" label. If we are not able to source enough products and services from the United States then projections and business goals as well as overall profitability will be adversely impacted.

Trade Disputes could adversely affect business operations: Trade disputes or differences between the United States and China could adversely impact the perception of the project and ultimately the acceptance by the consumers of the product. Any negative perception of the product and services offered would materially impact the Company’s profitability.

Strikes, labor shortages or work stoppage could affect operations: We have no control over the labor market. Though not expecting them, strikes, labor shortage or work stoppages could occur, and would be adverse could materially impact the ability to meet the Company’s goals and objectives.

Delays in VISA applications and protocols could cause delays and or work stoppage: In developing businesses in AmericaTowne some potential business owners are expected to travel to China. There may be instances where potential owners may experience delays in processing and or receiving VISAs. This could impact sales, production, and extended time in negotiating with businesses from the United States and this could materially impact owners and material adversely affect the Company’s programs and financial objectives.

Change in foreign exchange and currency rates may impact operations: Changes in exchange rates between the United States dollar and the RMB (Chinese currency) may occur and could adversely impact the goals, objectives and profitability of the business. In conducting business in China, the inflow and outflow of currency is highly regulated by the Chinese government. Regulators within China must approve any large inflow or outflow of funds. There is no assurance that approval for foreign exchange will be obtained or that it will be achieved at the level required to conduct business as outline in the business plan. Any delays or non-approval would have a material adverse impact on our business operations.

Lack of government support could adversely impact our business: The government within China has identified tourism and leisure as a growth industry that should be fully supported. However, there is no certainty that the Government will continue to support the leisure/tourism industry. A lack of support on a national level could impact consumer spending and the overall demand for the product. The lack of continued support would have a material adverse impact on, operations, concessions, tax advantages, and the cost of land and other equipment. In turn, the Company’s business and profitability could be adversely impacted.

China’s economy and growth in exports could affect our expected results: Though China economy is expected to continue to be strong sustaining an increase in consumer spending and demand for leisure/tourism, there can be no certainty that the economy and or demand for consumer products in our sector will continue to remain high. A downturn in China’s economy may impact the leisure/tourism industry and may have a material adverse impact on the business. While the export of US made goods and services to China is high, there is no assurance that there will be continued growth in exports to China. A key component of our business model is to export "made in the USA" goods and services to China. Any drop-off in demand for exports could adversely affect the Company’s projections, goals, and profitability.

We may not be able to build at an affordable rate: To complete AmericaTowne we expect to partner with a local construction partner that will be identified if possible by the local government. There can be no certainty that we will be able to build and construct facilities at an affordable rate and or on time. The failure to achieve affordable build rates and meet production schedules could adversely impact cost and overall profitability.

We require substantial capital resources to fund our land use rights acquisition and property developments, which may not be available: Property development is capital intensive. Our ability to secure sufficient financing for land use rights acquisition and property development depends on a number of factors that are beyond our control, including market conditions in the capital markets, the Peoples Republic of China ("PRC") economy and the PRC government regulations that affect the availability and cost of financing for real estate companies.

We may be unable to acquire desired development sites at commercially reasonable costs: Part of our revenue depends on the completion and sale and or operations of our projects, which in turn depends on our ability to acquire development sites. Our land use rights costs are a major component of our cost of real estate sales and increases in such costs could diminish our gross margin. In China, the PRC government controls the supply of land and regulates land sales and transfers in the secondary market. As a result, the policies of the PRC government, including those related to land supply and urban planning, affect our ability to acquire, and our costs of acquiring, land use rights for our projects. In recent years, the PRC government has introduced various measures attempting to moderate investment in the property market in China.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences: We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities: China only recently has permitted provincial and local economic autonomy and private economic activities, and, as a result, we are dependent on our relationship with the local government in the province in which we operate our business. Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. We believe that our proposed operations in China are in material compliance with all applicable legal and regulatory requirements.

Our operations are highly subject to government policies and regulations in the real estate market. Since 2010, the PRC has tightened its control of the real estate market with the aim of curbing increases in property prices. The PRC’s policies and regulatory measures on the PRC real estate sector could limit our access to required financing and other capital resources, adversely affect the property purchasers’ ability to obtain mortgage financing or significantly increase the cost of mortgage financing, reduce market demand for our properties and increase our operating costs.

We cannot be certain that the PRC will not issue additional and more stringent regulations or measures or that agencies and banks will not adopt restrictive measures or practices in response to PRC governmental policies and regulations, which could substantially reduce pre-sales of our properties and cash flow from operations and substantially increase our financing needs, which would in turn materially and adversely affect our business, financial condition, results of operations and prospects. The PRC government has adopted various measures to regulate the property development industry and may adopt further restrictive measures in the future.

PRC economic, political and social conditions as well as government policies can affect our business: The PRC economy differs from the economies of most developed countries in many aspects, including, but not limited to, (a) political structure, (b) degree of government involvement, (c) degree of development, (d) level and control of capital reinvestment, (e) control of foreign exchange, and (f) allocation of resources. The PRC economy has been transitioning from a centrally planned economy to a more market-oriented economy. For more than two decades, the PRC government has implemented economic reform measures emphasizing utilization of market forces in the development of the PRC economy. Although we believe these reforms will have a positive effect on China’s overall and long-term development, we cannot predict whether changes in the PRC economic, political and social conditions, laws, regulations and policies will have any adverse effect on our current or future business, financial condition or results of operations.

We have not obtained an opinion of counsel as to the tax treatment of certain material federal tax issues potentially affecting the Company, the management, and/or the shareholders: Moreover, any such opinion, if we obtained one, would not be binding upon the IRS, and the IRS could challenge our position on such issues. Also, rulings on such a challenge by the IRS, if made, could have a negative effect on the tax results of ownership of the Company’s securities.

Tax laws are subject to change and these changes could adversely impact our business: Tax laws are continually being introduced, changed, or amended, and there is no assurance that the tax treatment presently potentially available with respect to the Company’s proposed activities will not be modified in the future by legislative, judicial, or administrative action. Congress and or the Government in China could enact proposals or laws having an adverse tax impact on our activities and these proposals could be adopted by at any time, and such proposals could have a severe economic impact on us.

Risks Related to Ownership of Our Common Stock

We are subject to the reporting requirements of federal securities laws, which can be expensive. As a result of the filing of our Form 10 registration statement on May 8, 2014, we became a public reporting company and, accordingly, became subject to the information and reporting requirements of the Exchange Act and other federal securities laws. The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if we remained a privately held company.

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls may be time consuming, difficult and costly: Our Board of Directors and Officers have limited experience with publicly traded companies, with much of that experience coming prior to the adoption of the Sarbanes-Oxley Act of 2002. It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by Sarbanes-Oxley. We may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with Sarbanes-Oxley’s internal controls requirements, we may not be able to obtain the independent accountant certifications that Sarbanes-Oxley Act requires publicly traded companies to obtain.

There is no public market for our securities and an active trading market may not develop: We cannot predict the extent to which investor interest will lead to the development of an active trading market on the OTC Bulletin Board or otherwise or how liquid that market might become. An active public market for our Common Stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for our current shareholders to sell their shares of Common Stock at a price that is attractive to them, or at all. Once our shares begin trading, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline: The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about our business or us. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage or fail to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Our common stock is subject to risks arising from restrictions on reliance on Rule 144 by shell companies or former shell companies: Under a regulation of the SEC known as "Rule 144," a person who has beneficially owned restricted securities of an issuer and who is not an affiliate of that issuer may sell them without registration under the Securities Act provided that certain conditions have been met. One of these conditions is that such person has held the restricted securities for a prescribed period, which will be 6 months or 1 year, depending on various factors. The holding period for our common stock would be 1 year if our common stock could be sold under Rule 144.

However, Rule 144 is unavailable for the resale of securities issued by an issuer that is a shell company (other than a business combination related shell company) or that has been at any time previously a shell company. The SEC defines a shell company as a company that has (a) no or nominal operations and (b) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The SEC has provided an exception to this unavailability if and for as long as the following conditions are met: (a) the issuer of the securities that was formerly a shell company has ceased to be a shell company, (b) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, (c) the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and (d) at least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company known as "Form 10 Information."

As a result, although the registration statement on Form 10 originally filed with the SEC on May 18, 2014, intended to provide "Form 10 Information," the original Form 10 stated only that the company was a blank-check shell, seeking a transaction with another entity. The Form 8-K dated March 2, 2015, frequently referred to as a "Super 8-K," was filed to provide additional information about the Company’s planned operations, contracts, shareholders, management, financial position, and other information which the Company believes to constitute Form 10 Information under the SEC’s regulations. The Company has exited the shell company stage of development.

Nevertheless, because of the Company’s prior history as a shell company, stockholders who receive our restricted securities will be able to sell them pursuant to Rule 144 without registration for only as long as we continue to meet those requirements and are not a shell company. No assurance can be given that we will meet these requirements or that we will continue to do so, or that we will not again be a shell company. Furthermore, any non-registered securities we sell in the future or issue for acquisitions or to consultants or employees in consideration for services rendered, or for any other purpose, will have limited or no liquidity until and unless such securities are registered with the SEC and/or until a year after we have complied with the requirements of Rule 144.

As a result, it may be harder for us to fund our operations, to acquire assets and to pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the SEC, which could cause us to expend additional resources in the future. In addition, if we are unable to attract additional capital, it could have an adverse impact on our ability to implement our business plan and sustain our operations. Our status as a former "shell company" could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions, which could cause the value of our securities, if any, to decline in value or become worthless.

The Company may issue more shares in connection with future mergers or acquisitions, which could result in substantial dilution to existing shareholders: Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. Any future merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then-current stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm’s-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of common stock or preferred stock are issued in connection with a future business combination or otherwise, dilution to the interests of our stockholders will occur, and the rights of the holders of common stock could be materially and adversely affected.

Our Certificate of Incorporation authorizes the issuance of "blank check" preferred stock, which could result in dilution to the holdings of our stockholders: Our Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting power or, other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although as of the date of this registration statement we had intentions or plans to issue any shares of our authorized preferred stock, there can be no assurance that we will not do so in the future, and such issuances could have a dilutive impact on the holdings of our stockholders.

We cannot assure you that the common stock will become liquid or that it will be listed on a securities exchange: We cannot assure you that we will be able to meet the initial listing standards of any stock exchange, or that we will be able to maintain any such listing. Until the common stock is listed on an exchange, we expect that it would be eligible to be quoted on the OTC Bulletin Board, the OTC Markets (including OTCQB and OTCQX), another over-the-counter quotation system, or in the "pink sheets." In those venues, however, an investor may find it difficult to obtain accurate quotations as to the market value of the common stock. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

Even if publicly traded in the future, our common stock may be subject to "Penny Stock" restrictions: If our common stock becomes publicly traded and our stock price remains at less than $5, we will be subject to so-called penny stock rules, which could decrease our stock’s market liquidity. The Securities and Exchange Commission has adopted regulations which define a "penny stock" to include any equity security that has a market price of less than $5 per share or an exercise price of less than $5 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery to and execution by the retail customer of a disclosure statement written suitability relating to the penny stock, which must include disclosure of the commissions payable to both the broker/dealer and the registered representative and current quotations for the securities. Finally, the broker/dealer must send monthly statements disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Those requirements could adversely affect the market liquidity of such stock. There can be no assurance that if our common stock becomes publicly-traded the price will rise above $5 per share so as to avoid these regulations.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation: As a publicly reporting company, we will be required to evaluate our internal controls over financial reporting. Furthermore, at such time as we cease to be an "emerging growth company," as more fully described herein, we shall also be required to comply with Section 404. At such time, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations.

If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors, potentially decreasing our stock price: We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if potential investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile or decrease.

In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we may choose "opt out" of such extended transition period, and as a result, we would then comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards would be irrevocable.

When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We may remain an "emerging growth company" for up to five years, although we may cease to be an emerging growth company earlier under certain circumstances. We cannot predict or estimate the amount of additional costs we may incur as a result of the change in our status under the JOBS Act or the timing of such costs.

Our management and other affiliates have significant control of our common stock and could control our actions in a manner that conflicts with the interests of other stockholders: As of the date of this filing, Yilaime, which is owned and controlled by Alton Perkins owns the majority and controlling shares of our common stock, and thus retains the majority of the voting power of our outstanding capital stock. As a result, this stockholder will be able to exercise control over matters requiring approval by our stockholders, including the election of directors, removal of directors, amendments to bylaws and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in our control, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

No Dividend Anticipated in Future: The Company has never paid cash dividends on any of its securities. Payment of dividends on any of its securities is within the discretion of the Board of Directors of the Company and will depend upon the Company’s earnings, its capital requirements and financial condition and other relevant factors. It is the Company’s intention to retain earnings, if any, to finance the operation and expansion of its business and, therefore, it does not expect to pay any cash dividends on any of its securities in the foreseeable future.

Due Diligence and Investigation: This prospectus is not underwritten, and there has not been an independent review of the matters covered in this prospectus by a placement agent. Investors must rely solely upon their own investigation and analysis of the risks in making any investment decision.

Risks Associated with Potential Acquisitions: The Company may in the future pursue acquisitions of complementary projects or businesses similar to AmericaTowne and those set forth in the section titled "Description of Business." However, there can be no assurance that the Company will identify suitable acquisition opportunities or that future acquisitions by the Company will result.

ITEM 4. USE OF PROCEEDS

The Company will not receive any proceeds from the sale of common stock by the Selling Shareholders. Our direct public offering of 8,000,000 shares of common stock is being made on a self-underwritten basis and there is no minimum number of shares of common stock that must be sold in order for the offering to proceed. The net proceeds to AmericaTowne from the sale of up to 8,000,000 shares offered through the offering price of $2.75 per share (total of $22,000,000) will vary contingent upon the success of AmericaTowne’s sales efforts.

It is the Company’s intention to use proceeds raised through this prospectus towards the acquisition, planning and development of real property in China to operate the AmericaTowne concept, and towards the continued expenses commonly associated with operating a publicly reporting company. To the extent there are excess proceeds from the offering associated with this prospectus, the Company intends on using such proceeds in furtherance of its business purpose, as set forth in Item 11. Regardless of the number of shares of common stock sold, the Company expects to incur offering expenses estimated at $50,000 for legal, accounting, printing and other costs in connection with this offering. We will not maintain an escrow account for the receipt of proceeds from the sale of our registered shares of common stock.

ITEM 5. DETERMINATION OF THE OFFERING PRICE

The offering price of the different classes of registered shares of common stock in this Prospectus has been determined arbitrarily by AmericaTowne. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately-held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plan. The Company further based this offering price on comparable companies operating in the same or similar industry. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

ITEM 6. DILUTION

At this time, the Company does not have any disclosures required under Item 506 of Regulation S-K.

ITEM 7. SELLING SHAREHOLDERS

The Company’s current shareholders hold an aggregate amount of 22,943,624 issued and outstanding shares. They are registering or selling their respective shares through this Prospectus. The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders. The Selling Shareholders have no agreement with any underwriters with respect to the sale of their shares. The Selling Shareholders, who are deemed to be statutory underwriters, will offer their shares at a fixed price of $2.75 per share for the duration of the offering.

The Selling Shareholders may from time to time offer their shares through underwriters, dealers or agents, which may receive compensation in the form of underwriting discounts, concessions or commissions from them and/or the purchasers of the Selling Shareholder’s shares for whom they may act as agents. Any agents, dealers or underwriters that participate in the distribution of the Selling Shareholder Shares may be deemed to be "underwriters" under the Securities Act and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

The following table sets forth ownership of shares held by each person who is a Selling Shareholder (including those shareholders associated with Yilaime transferring 3,615,059 shares of the Company stock, out of the total of 3,616,059 issued to Yilaime under the Stock Exchange Agreement on October 8, 2014, to 70 holders of common stock in Yilaime, as part of a corporate restructuring of Yilaime. The 3,615,059 shares were issued to Yilaime NC on May 14, 2015 and are to be issued to the shareholders identified below upon effectiveness of this registration statement. See "Security Ownership of Certain Beneficial Owners" set forth in Item 11.

Name	Shares Beneficially Owned Prior to Offerings		Number of Shares Offered	Shares Beneficially Owned After Offerings
	Number	Percent		Number	Percent
Yilaime (1)	13,750,000	59.93%		13,750,000	59.93%
Alton & Xiang Mei Lin Perkins Family Trust (2)	5,100,367	22.23%		5,100,367	22.23%
Mabiala T. Phuati	477,198	2.08%		477,198	2.08%
Alvin Powell	14,145	*	7,073	7,073	*
Grace K. Mabiala	65,313	*	32,657	32,657	*
Agnes K. Kimutu	4,400	*	2,200	2,200	*
Ayodele Joy Oyelowo	3,000	*	1,500	1,500	*
Alice Katundu David	12,000	*	6,000	6,000	*
Cheryl Chaslin	55,039	*	27,520	27,520	*
Jacinta Mwalali	13,500	*	6,750	6,750	*
Dr. Philip Mwalali	8,500	*	4,250	4,250	*
Dr. Joseph Karogi	2,900	*	1,450	1,450	*
Jane Muturi	20,400	*	10,200	10,200	*
Samson Maina Thuo	7,000	*		7,000	*
Lindsey E. Moore	22,000	*	11,000	11,000	*
Bruce Rogers	4,420	*		4,420	*
Jeannette Lelo	3,400	*		3,400	*
Winny David	6,000	*		6,000	*
Estella Chitambo Tindal	2,000	*		2,000	*
Isack Niyongabo	5,000	*		5,000	*
Dr. Kimberly Tungate	40,000	*	20,000	20,000	*
Lillian W. Kthungu	9,500	*		9,500	*
Samuel Muli	15,333	*		15,333	*
Christopher T. Moore	125,000	*	62,500	62,500	*
Platini Lelo	1,700	*	850	850	*
Lucy Nganga	8,400	*	4,200	4,200	*
Doris W. Nganga	9,900	*	4,950	4,950	*
Jane Wanjohi	11,900	*	5,950	5,950	*
Christine Malu Tshiapey	2,000	*	1,000	1,000	*
Xianghai Lin	35,259	*	17,630	17,630	*
Olufemi Oyelowo	3,400	*	1,700	1,700	*
Andre Chaslin	419,139	1.83%	209,570	209,570	1%
Watson Salapo	11,000	*		11,000	*
Paul M. Ndungu	14,215	*		14,215	*
Paul Janssen	352,543	1.54%	176,272	176,272	1%
Margaret Ngunjiri	13,600	*		13,600	*
Diversified Compliance Service, LLC (3)	35,000	*		35,000	*
Gillian Mwanikio	20,200	*		20,200	*
Elizabeth Mukuna	1,000	*		1,000	*
Veronica Lelo	2,000	*		2,000	*
Domitila Mutavi	5,700	*		5,700	*
Michelle Mwizu	1,000	*		1,000	*
Beatrice Kahihu	8,500	*		8,500	*
Glodie Montanga	19,000	*		19,000	*
Dr. Daniel Gatabaki	58,750	*		58,750	*
Margaret Wangui Mutua	3,333	*		3,333	*
Dr. Emile Omba	3,400	*		3,400	*
Nehemie Diayenda	4,400	*		4,400	*
Clarie M. Mufalo	1,700	*		1,700	*
Dorina Gardner	2,000	*		2,000	*
Damian Okeke Ideas Professional Consulting Firm (Mary Hodges) (4)	3,000	*		3,000	*
Stephen Barine	50,000	*	25,000	25,000	*
Nadia Emhirech	30,000	*	15,00	15,000	*
Martha Chelimo	5,000	*	2,500	2,500	*
Esther Kivuti	6,100	*	3,050	3,050	*
Albertha Johnson	1,500	*		1,500	*
Elizabeth Njoki Muigai	4,027	*		4,027	*
Catherine Ngugi	1,000	*		1,000	*
Harriet Karambu Kimutai	3,500	*		3,500	*
Jin Rong Liu	25,000	*	12,500	12,500	*
Beatrice David	6,000	*		6,000	*
Regina Price	1,000	*		1,000	*
Lillian Kathungu	40,000	*	20,000	20,000	*
Agnes A. Akoth	1,000	*		1,000	*
Christine Mugwongo	10,000	*		10,000	*
Alton & Xiang Mei Lin Perkins Family Trust (2)	1,703,117	7.42%		1,703,117	7.42%
Leah Bett	43,352	*		43,352	*
Rose G. Murithi	3,061	*		3,061	*
Charles Farag	40,212	*	20,106	20,106	*
Bruno Soba Quirino	1,750	*		1,750	*
Yannick M. Shabani	1,100	*		1,100	*
Ladell Blackwell	2,000	*		2,000	*
Zhi Cai Lin	25,451	*		25,451	*
AXP Nevada Asset Protection Trust #4 (2)	120,000	*		120,000	*
Yilaime NC (1)	1,000	*		1,000	*
* Less than 1% of the outstanding shares of common stock

      (1) Alton Perkins has the majority shareholder has voting authority over the entity’s shares.

      (2) Alton Perkins has the trustee has voting authority over the entity’s shares.

      (3) Peter R. Bossman has the majority shareholder of the LLC has voting authority over the entity’s shares.

      (4) Mary Hodges has the majority shareholder has voting authority over the entity’s shares.

ITEM 8. PLAN OF DISTRIBUTION

We intend to offer and sell our shares through our officers and directors who will receive no compensation or fees with the offers and/or sales. This Offering is commencing on the date of this Prospectus and will continue until all shares are sold (the "Offering Period"). The shares are being offered on a "reasonable efforts, best efforts" basis. Affiliates of AmericaTowne may purchase shares for their own account. Such purchases will be included in determining whether all of the shares have been sold. AmericaTowne may hold a closing at any time after funds for all $22,000,000 in registered common stock have been received and accepted, and after other applicable conditions have been satisfied (the "Closing").

AmericaTowne has agreed to indemnify its officers and directors in offering and selling the common stock, to the fullest extent permitted by law, against certain liabilities that may be incurred in connection with this Offering, including certain civil liabilities under the Securities Act. If we should find reasonable cause to believe that any statement in this Prospectus or the due diligence information is not true or continued ownership of such shares will cause a violation of any law by which we are governed, we may either (i) refuse to issue the common stock, or (ii) redeem any common stock at 100% of the original purchase price on the date of redemption as specified in the notice advising the investor of the compulsory redemption.

During such time as we may be engaged in a distribution of any of the shares we are registering by this registration statement, we are required to comply with Regulation M. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. We have informed the selling shareholders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this prospectus, and we have also advised the selling shareholders of the requirements for delivery of this prospectus in connection with any sales of the common stock offered by this Prospectus. The anti-manipulation rules of Regulation M under the Exchange Act, may apply to sales of shares and activities of the Selling Shareholders. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The Selling Shareholders may use a variety of methods when selling shares. They may engage in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers. They may block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction. The shares may be purchased by a broker-dealer as principal and resale by the broker-dealer for its account. They might elect to engage in an an exchange distribution in accordance with the rules of the applicable exchange. Finally, they might engage in privately negotiated transactions or broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share, or any other method permitted pursuant to applicable law.

The Selling Shareholders or their pledges, donees, transferees or other successors in interest, may also sell the Shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of Shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the Selling Shareholders will attempt to sell shares in block transactions to market makers or other purchasers at a price per Share which may be below the then market price. The Selling Shareholders cannot assure that all or any of the shares offered in this Prospectus will be sold by the Selling Shareholders. In addition, the Selling Shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this Prospectus are "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Selling Shareholders may from time to time pledge or grant a security interest in some or all of their shares and, if it defaults in the performance of its secured obligations, the pledgee or secured parties may offer and sell the shares from time to time under this Prospectus after the Company has filed an amendment to this Prospectus under Rule 424(b)(3) or any other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as a Selling Shareholders under this Prospectus.

The Selling Shareholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus and may sell the shares from time to time under this Prospectus after we have filed an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as a Selling Stockholders under this Prospectus.

The Selling Shareholders acquired the shares offered hereby in the ordinary course of business and they have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of Shares by the Selling Shareholders. We will file a supplement to this Prospectus if the Selling Shareholders enter into a material arrangement with a broker-dealer for sale of common stock being registered. If the Selling Shareholders use this Prospectus for any sale of the shares, it will be subject to the prospectus delivery requirements of the Securities Act.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent of the gross proceeds received by the Selling Shareholders for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act.

ITEM 9. DESCRIPTION OF SECURITIES TO BE REGISTERED

Under Item 202 of Regulation S-K, the Company is to disclose any share classes and any provisions of its Bylaws that might affect an investor, such as any clauses that may act as a "poison pill" or liability of shares to foreign tax. The Company currently does not have any such disclosures, and furthermore, directs any investor to the Bylaws and Articles of Incorporation, as amended - both of which are set forth in the exhibits, below.

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, par value $.0001 per share, of which there are 22,943,624 issued and outstanding and 5,000,000 shares of preferred stock par value $.0001 per share, of which none have been designated or issued.

We have not paid any dividends on our Common Stock and do not presently intend to pay cash dividends prior to the consummation of a business combination. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a business combination, if any. The payment of any dividends subsequent to a business combination, if any, will be within the discretion of our then existing Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, the Board of Directors does not anticipate paying any cash dividends in the foreseeable future. Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock.

We have not issued and do not have outstanding any warrants to purchase common shares. We have issued options to Alton Perkins, Mabiala T. Phuati, Dr. Daniel K. Katabaki, Dr. Yu Wang, Ms. Moore and Mr. Wang under their respective Employment, Lock-Up and Options Agreements, as discussed herein. We have not issued and do not have outstanding any securities convertible into common shares or any rights convertible or exchangeable into common shares. Following the effectiveness of the registration statement of which this Prospectus is a part, we plan to apply for quotation of our securities on the OTC Bulletin Board.

ITEM 10. INTERESTS OF NAMED EXPERTS AND COUNSEL

The Company has retained Anthony R. Paesano of the law firm of Paesano Akkashian, P.C. located at 7457 Franklin Road, Suite 200 in Bloomfield Hills, Michigan to serve as counsel. Mr. Paesano authored a professional opinion on the validity of the shares to be issued at Exhibit 5.1 and Exhibit 23.1. Mr. Paesano does not have an equity interest in the Company. The audited financial statement of AmericaTowne between inception and December 31, 2014 were audited by Yichien Yeh, CPA, P.C., an independent registered public accounting firm, to the extent set forth in its report and are included herein in reliance upon the authority of this firm as experts in accounting and auditing. See Exhibit 23.2

ITEM 11. INFORMATION WITH RESPECT TO THE REGISTRANT

Management’s Discussion and Analysis of Financial Condition and Operations

You should read the following discussion of our financial condition and results of operations together with the audited financial statements and the notes to the audited financial statements included in the registration statement on Form S-1 of which this Prospectus is a part. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those anticipated in these forward-looking statements.

You should read the following discussion of our financial condition and results of operations together with the audited financial statements and the notes to the audited financial statements included in this registration statement on Form S-1. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those anticipated in these forward-looking statements.

We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
  submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

As an emerging growth company, the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes. The Company is an Emerging Growth Company under the JOBS Act of 2012, but the Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(B) of the JOBS Act.

We plan to raise capital following our recent change in status to an operating entity through the offering of shares of common stock or preferred stock to investors. We anticipate we will need to pursue capital to fund our operations over the next twelve months. We believe we will be able to raise the necessary capital to carry out our business plan, but there is no assurance that we will be able to do so.

General Discussion

We plan to earn revenues and income, and generate cash, by focusing on our four core business operations and initiatives, as set forth above. At this point, the Company’s revenue is generated from our Service Provider and Exporter Service Agreements. We generate revenues and cash by servicing these agreements. We work with exporters carefully and focus on our accounts receivable as part of managing our projected tight liquidity position. Additionally, we work with exporters closely in developing export strategies for the goods and services they planned to export.

At present, the bulk of our operations takes place at our Raleigh, North Carolina office, which acts as a model for plans for our United States Trade Center Operations. We are in the process of outfitting our operations in Meishan, China. We have hired a full-time manager to operate the facilities located at Meishan and selected our first exporter, and the products we plan to export. Additionally, we are working with the Meishan Port Authorities to ensure that our operational procedures are in compliance with various import laws at Meishan.

Our short-term operational objectives are to develop our exporter pipeline, grow revenues and increase operations and facilities in the United States while bringing our facility online in Meishan, China. Our focus currently is on enhancing our exporter base, including working with state export agencies to identify exporters as well as sources of goods and services made in the United States that are in demand in China. Along with increasing our United States operations, we are hoping to identify additional key staff in the United States and China that can help us implement our plan. While we feel optimistic about meeting the challenges as well as the opportunities before us, there is no assurance that we will be able to meet the challenges or take advantage of opportunities we perceive are available.

To achieve its long-term objectives, the Company intends on shifting its revenue stream from a United Stated-based to a China-based stream by fully operating all planned activities at the planned Meishan trade center, and activities within our AmericaTowne complexes and Chinese-based internet sites. Each of the Company’s four core initiative present challenges, risks, and opportunities.

We believe that we see positive trends in the export area. Additionally, the Company plans to pursue opportunities in export not often thought of as an "exported commodity." Along with our planned core AmericaTowne communities, trade centers in the United States and China, and Internet operations, the Company plans on pursuing opportunities that are traditionally not thought of as an export commodity.

There is no assurance we will be able to pursue these opportunities successfully. Additionally, our short and long-term liquidity position is impacted by the success we achieve in implementing our plans. We do plan on pursuing the full range of available funding opportunities. Additionally, we expect to help those in our exporting program with funding opportunities and various programs that may be available to them in the private community, and at the state and national level within the United States.

Additionally, going forward we expect to take advantage of the various export tax laws that will help our cash flow position as well as assist our exporters with their growth. There is no assurance that our plans will be successful. There will be cost to bring all of the planned facilities online in China, including the costs involved with the Trade Center in Meishan, China. While we do have a plan to cover these costs, there can be no assurance that our plan will be successful. While we have discussed the possibility of outside investments in various forms, there are no agreements in place or any assurance that they will be realized in the future.

The uncertainty of implementing our business plan in China and the various laws and policies in China and how they may impact our Company going forward is real. There is no assurance that we will be able to navigate the laws and policies at the national or local level that will allow us to achieve objectives outlined in our business plan. Though our results of operations thus far have been effective, there can be no assurance that we will obtain the same results going forward.

Results of Operations for the Period from Inception (April 22, 2014) to December 31, 2014

Our operating results are summarized as follows:

December 31, 2014 (Restated)
Revenues	$244,034
Cost of Revenues	$52,113
Gross Profit	191,921
Operating Expenses	$147,939
Provision for income taxes	$15,394
Net Income	28,588

Revenues

AmericaTowne was a development stage company in fiscal year 2014. During fiscal year 2014, the Company had sales of $244,034. Our sales consisted of $194,034 in primarily Export Service Agreements, and $50,000 in Services to related parties for Operation fees. The Cost of Revenues to related parties were $52,113. The $194,034 in revenue was from Services Fees charged to Bamyline Services $52,500, Nadia Emhirech $36,000, Janssen Farms $50,000, and World Empowerment Import and Export $55,000. Grandeur on Demand LLC, Land Mark Motors and were charged a total of $534.

Pursuant to the Company’s Service Agreement with Yilaime, Yilaime paid the Company $50,000 for an "Operations Fee". The Operations Fee is the result of an agreement that Yilaime has with the Company to act as an exclusive representative for the Company. The Operations Fee is not related to the $52,113 in costs of revenues.

The related costs of revenues of $52,113 were costs associated with the Service Provider Agreement with Yilaime whereby services rendered and fees and commissions due for exporters were as follows: Bamyline Services $5,250; Nadia Emhirech $3,600; Janssen farms $5,000; World Empowerment $5,500.00; Yilaime follow-on support $32,710. The costs associated with Grandeur on Demand LLC ($19.00) and Landmark Motors ($34.00) were amortized over the life of the fifteen-year occupancy agreements.

We can make no assurances that we will find commercial success in any of our revenue producing contracts. We are a new company and thus have very limited experience in sales expectations and forecasting. We also have not fully discovered any seasonality to our business as we began operations in the second quarter of 2014.

Operating Expenses

Our expenses for the period from inception (April 22, 2014) to December 31, 2014 are outlined in the table below:

April 22 (inception) through December 31, 2014
General and administrative	$82,626
Professional fees	$65,313
Total operating expenses	$147,939

Our operating expenses are largely attributable to office, rent and professional fees related to our reporting requirements as a public company and preparing our Form S-1 Registration Statement.

We anticipate that we will incur approximately $50,000 for operating expenses, including, legal, accounting and audit expenses associated with our reporting requirements as a public company under the Exchange Act during the next twelve months.

Net Income

As a result of our operations, the Company reported net income after tax obligations of $28,588.

Liquidity and Capital Resources

Working Capital

December 31, 2014
Current Assets	$160,179
Current Liabilities	$46,475
Working Capital	$113,704

Cash Flow

April 22 (inception) through
December 31, 2014
Net cash provided by operating activities	$16,403
Cash used in investment activities	$-
Cash used by financing activities	$-
Increase (Decrease) in cash	$16,403

Cash Provided by Operating Activities

Our net profit for the period ending December 31, 2014 was the main contributing factor for our positive operating cash flow. As of December 31, 2014, the Company had the minimum amount of cash to operate its business at the current level for the next twelve months, but insufficient cash to achieve our business goals and initiatives set forth above. To address the cash situation, the Company continues to manage its cash accounts and receivables closely.

To date, we have been able to meet nearly all of our account payable obligations within a five to ten day window. If required, we can extend this window to improve our cash flow position. Additionally, we have a plan to increase sales. There is no assurance that we will be able to maintain this level of operations.

The success of our business plan beyond the next twelve months is contingent upon us growing our business, keeping costs down, increasing revenue and obtaining additional equity and/or debt financing. We intend to fund operations through our pro-active efforts to monitor receivables, and debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements. We do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There is no assurance that such additional financing will be available to us on acceptable terms, or at all or that our receivable plan will be effective in the future.

Results of Operations for the Three Months Ended June 30, 2015

Our operating results for the three months ended June 30, 2015 are summarized as follows:

Three months ended June 30, 2015
Revenues	$341,135
Cost	$29,162
Operating Expenses	$148,062
Net Income	$89,608

Revenues

Compared to the first Quarter 2015 sales of $216,136, for the second quarter of 2015, the Company had sales of $341,135. For the first two quarters of 2015, total sales were $557,271. In the second quarter 2015, the Company’s sales consisted of $291,135 in Service Fees and $50,000 in services to related parties for Operations Fees. Cost of Revenue to related parties totaled $29,162. The $291,135 in revenue was from Service Fees charged to Community and Global Learning Systems, Chariot Group LLC, US Africa Business, and KCC Construction, Inc. each for $55,000; and International Consulting Business Center and Canaan Care Home LLC for $35,000 each. The $29,162 in related party Costs of Revenues was attributed to payments to Yilaime under its Service Agreement. Cost of Revenue expenses for $5,500 each were attributed to Community and Global Learning Systems, Chariot Group LLC, US Africa Business, and KCC Construction, Inc., while expenses of $3,500 each was attributed to services for International Consulting Business Center and Canaan Care Home LLC. During the second Quarter 2015 export contracts increased from 10 to 16. We can make no assurances that we will find commercial success in any of our revenue producing contracts. We are a new company and thus have very limited experience in sales expectations and forecasting. We also have not fully discovered any seasonality to our business as we began operations in the third quarter of 2015.

Operating Expenses

Our expenses for the three months ended June 30, 2015 are outlined in the table below:

Three months ended June 30, 2015
General and administrative	$122,259
Professional fees	$25,803
Total operating expenses	$148,062

Our operating expenses are largely attributable to office, rent and professional fees related to our reporting requirements as a public company and preparing our Form S-1 Registration Statement.

Net Income

As a result of our operations, the Company reported net income after tax obligations of $89,608 for the second Quarter of 2015.

Results of Operations for the Six Months Ended June 30, 2015

Our operating results for the six months ended June 30, 2015 are summarized as follows:

Six months ended June 30, 2015
Revenues	$557,271
Cost	$65,873
Operating Expenses	$293,185
Net Income	$123,910

Revenues

For the first two quarters of 2015, total sales were $557,271. The Company’s sales consisted of $457,271 in Service Fees and $100,000 in services to related parties for Operations Fees. Cost of Revenue to related parties totaled $65,873. The $457,271 in revenue was from Service Fees charged to World Class International Development LLC, Bett & Ndungu Partnership, the Society Cooperative Pour Transaction Agricoles (SOCOOTRA), Community and Global Learning Systems, Chariot Group LLC, US Africa Business, and KCC Construction, Inc. each for $55,000; and International Consulting Business Center and Canaan Care Home LLC for $35,000 each. The $65,873 in Costs of Revenues was attributed to payments to Yilaime under its Service Agreement. Cost of Revenue expenses for $5,500 each were attributed to World Class International Development LLC, Bett & Ndungu Partnership, SOCOOTRA, Community and Global Learning Systems, Chariot Group LLC, US Africa Business, and KCC Construction, Inc., $20,373, were attributed to services provided for goods and services funding requests, while expenses of $3,500 each was attributed to services for International Consulting Business Center and Canaan Care Home LLC. During six month ending June 30 2015 export contracts increased from 6 to 16. We can make no assurances that we will find commercial success in any of our revenue producing contracts. We are a new company and thus have very limited experience in sales expectations and forecasting. We also have not fully discovered any seasonality to our business as we began operations in the third quarter of 2015.

Operating Expenses

Our expenses for the six months ended June 30, 2015 are outlined in the table below:

Six months ended June 30, 2015
General and administrative	$250,668
Professional fees	$42,517
Total operating expenses	$293,185

Our operating expenses are largely attributable to office, rent and professional fees related to our reporting requirements as a public company and preparing our Form S-1 Registration Statement.

Net Income

As a result of our operations for six months ending June 30, 2015, the Company reported net income after tax obligations of $123,910.

Liquidity and Capital Resources

Working Capital

June 30, 2015
Current Assets	$536,880
Current Liabilities	$121,448
Working Capital	$415,432

Cash Flow

Six months ended June 30, 2015
Net cash provided by operating activities	$18,902
Cash used in investment activities	$7,739
Cash used by financing activities	$4,500
Increase (Decrease) in cash	$15,663

Cash Provided by Operating Activities

Our net profit for the first two quarters in 2015 was the main contributing factor for our positive operating cash flow.

Cash Used in Investing Activities

We spent $7,739 on fixed assets for the six months ended June 30, 2015.

Cash Provided by Financing Activities

We received proceeds of $4,500 from loan for the six months ended June 30, 2015.

Plan of Operation and Cash Requirements

The Company anticipates that its expenses over the next twelve months will be approximately $900,000 as described in the table below. These estimates may change significantly depending on the nature of our business activities and our ability to raise capital from our shareholders or other sources.

		Estimated
	Potential	Expenses
Description	Completion Date	($)
Trade Center Operations	12 months	350,000
Salaries	12 months	25,000
Utility expenses	12 months	25,000
Investor relations costs	12 months	80,000
Marketing expenses	12 months	300,000
Professional fees	12 months	60,000
Other administrative expenses	12 months	60,000
Total		900,000

Our other administrative expenses for the year will consist primarily of transfer agent fees, bank and interest charges and general office expenses. The professional fees are related to our regulatory filings throughout the year and include legal, accounting and auditing fees.

Based on our planned expenditures, we will require approximately $900,000 to proceed with our business plan over the next twelve months. If we secure less than the full amount of financing that we require, we will not be able to carry out our complete business plan and we will be forced to proceed with a scaled back business plan based on our available financial resources.

We intend to raise the balance of our cash requirements for the next twelve months from private placements, shareholder loans or possibly a registered public offering (either self-underwritten or through a broker-dealer). If we are unsuccessful in raising enough money through such efforts, we may review other financing possibilities such as bank loans. At this time we do not have a commitment from any third-party to provide us with financing. There is no assurance that any financing will be available to us or if available, on terms that will be acceptable to us.

Even though we plan to raise capital through equity or debt financing, we believe that the latter may not be a viable alternative for funding our operations, as we do not have sufficient tangible assets to secure any such financing. We anticipate that any additional funding will be in the form of equity financing from the sale of our common stock. However, we do not have any financing arranged and we cannot provide any assurance that we will be able to raise sufficient funds from the sale of our common stock to finance our operations. In the absence of such financing, we may be forced to abandon our business plan.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

We have not utilized any derivative financial instruments such as futures contracts, options and swaps, forward foreign exchange contracts or interest rate swaps and futures. We believe that adequate controls are in place to monitor any hedging activities. We do not have any borrowings and, consequently, we are not affected by changes in market interest rates. We do not currently have any sales or own assets and operate facilities in countries outside the United States and, consequently, we are not affected by foreign currency fluctuations or exchange rate changes. Overall, we believe that our exposure to interest rate risk and foreign currency exchange rate changes is not material to our financial condition or results of operations.Critical Accounting Policies

Our financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ("US GAAP"). US GAAP requires the use of estimates; assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues and expenses amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition.

We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

We believe the following is among the most critical accounting policies that impact our consolidated financial statements. We suggest that our significant accounting policies, as described in our financial statements in the Summary of Significant Accounting Policies, be read in conjunction with this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Revenue Recognition

The Company recognizes revenue at the date of delivery to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.

The Company’s Revenue Recognition policy is provided in detail at Note 2 pages F7 and F 23 of the financial Statements.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes." ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The adoption had no effect on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position, or cash flow.

Contractual Obligations

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Legal Proceedings

There are no pending legal proceedings to which AmericaTowne is a party or in which any director, officer or affiliate of AmericaTowne, any owner of record or beneficially of more than 5% of any class of voting securities of AmericaTowne, or security holder is a party adverse to AmericaTowne or has a material interest adverse to AmericaTowne.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

We intend to have our common stock be quoted on the NASDAQ Capital Market or other US trading exchange. If our securities are not quoted on the NASDAQ Capital Market or other US trading exchange, a security holder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our securities. The NASDAQ Capital Market differs from national and regional stock exchanges in that it: (1) is not situated in a single location but operates through communication of bids, offers and confirmations between broker-dealers, and (2) securities admitted to quotation are offered by one or more Broker-dealers rather than the "specialist" common to stock exchanges.

To qualify for quotation on the NASDAQ Capital Market, an equity security must have three registered broker-dealers, known as the market makers, willing to list bid or sale quotations and to sponsor AmericaTowne’ listing. We do not yet have an agreement with a registered broker-dealer, as the market maker, willing to list bid or sale quotations and to sponsor AmericaTowne’ listing. If AmericaTowne meets the qualifications for trading securities on the NASDAQ Capital Market our securities will trade on the NASDAQ Capital Market until a future time, if at all, that we apply and qualify for admission to quotation on the NASDAQ Capital Market. We may not now and it may never qualify for quotation on the NASDAQ Capital Market or be accepted for listing of our securities on the NASDAQ Capital Market.

The Company has never paid cash dividends on any of its securities. Payment of dividends on any of its securities is within the discretion of the Board of Directors of the Company and will depend upon the Company’s earnings, its capital requirements and financial condition and other relevant factors. It is the Company’s intention to retain earnings, if any, to finance the operation and expansion of its business and, therefore, it does not expect to pay any cash dividends on any of its securities in the foreseeable future.

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A stockholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resale. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Our shares likely will be "penny stocks" as that term is generally defined in the Exchange Act and the rules and regulations promulgated thereunder to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock. Under Rule 15g-9 of the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to: (a) Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt; (b) Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities; (c) Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value and information regarding the limited market in penny stocks; and (d) Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of the penny stock regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our Common Stock, which may affect the ability of Selling Stockholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our stockholders will, in all likelihood, find it difficult to sell their securities.

To have our shares of common stock on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our Common Stock. As set forth above, upon effectiveness of this Form S-1, we intend on engaging the services of Spartan Securities Group Ltd, a FINRA Market Maker to file our application on Form 211 with FINRA.

As of the date of this Prospectus, we had 75 holders of record of our common stock. We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the Board of Directors deems relevant.

Financial Statements

As a smaller reporting company, AmericaTowne is required to disclose information under Rule 8-04 (Financial Statements of Businesses Acquired or to be Acquired) and Rule 8-05 (Pro Forma Financial Information) of Regulation S-X in lieu of the financial information required by Rule 3-05 and Article 11 of Regulation S-X. In furtherance of this disclosure requirement, AmericaTowne has attached those financial statements and related audit report filed in its 2014 Form 10-K.

Selected Financial Data

As a "smaller reporting company," as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Supplementary Financial Information

The Company does not have any disclosures required under Item 302 of Regulation S-K

Changes In and Disagreements with Accountants on Accounting and Financial Disclosures

The Company does not have any disclosures required under Item 304 of Regulation S-K.

Directors and Executive Officers

Name	Age	Position
Alton Perkins	62	President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors
Xianghai Lin	38	Vice President
Mabiala T. Phuati	54	Senior Vice President
Dr. Yu Wang	60	Senior Vice President for Human and Export Technical Compliance
Dr. Daniel K. Katabaki	63	Vice President for Marketing USA and Africa
Lindsey Moore	27	Vice President for Marketing USA Eastern Region
Qingjun Wang	34	Manager of Corporate Operations China

Biographical Information for Alton Perkins, Age 62, Chairman of the Board of Directors, President, Chief Executive Officer, Chief Financial Officer and Secretary

Mr. Perkins currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of Yilaime and Yilaime’s related entity doing business in North Carolina. Mr. Perkins is a former decorated Air Force Officer and Missile Launch Officer with 22 years of military service, who graduated from the University of Southern Illinois with a B.S. in Business Administration and a M.B.A. from the University of North Dakota. From 1988 through 1997 he held CEO positions with start-up companies in the Jet Fuels, Defense Contracting, construction, business consulting and development, and real estate industries. From 1997 through 2009, Mr. Perkins served as the CEO and Chief Technology Officer for internet, childcare operations, media, and realty development companies. From 2009 to present, Mr. Perkins has served as Chairman of Yilaime and its related entity. Mr. Perkins has expertise in conducting business in China. Living and working in China studying Chinese consumer habits, working with Chinese entrepreneurs and government agencies, he developed the AmericaTowne® and AmericaStreet™ concept.

In addition to serving as Co-Chair of Yilaime Foreign Invested Partnership in China an entity focused on real estate development, he served as a Chief consultant to a major Chinese Chemical Company responsible for funding and technology transfer; he coordinated business with USA based auditors, DOW Chemical and USA Exim Bank. Mr. Perkins is subject to a Desist and Refrain Order dated March 21, 2008 (the "Order") issued by the State of California’s Business, Transportation and Housing Agency, Department of Corporations (the "Department"). Mr. Perkins has been in compliance with the Order since issuance. The Order is not related in any manner with respect to the Company or its related parties. To the extent the Order was entered, there is no restriction on Mr. Perkins from engaging in an offering in the State of California provided he complies with the appropriate disclosures and laws. The Company is not aware of any similar orders in any other jurisdiction.

Biographical Information for Xianghai Lin, Age 38, Vice President

Mr. Xianghai Lin, a Chinese citizen residing in China is responsible for the Corporation’s operations in China. From 2010 to 2012 Mr. Lin served as Director of Marketing and Investments for Yilaime Corporation’s Foreign Invested Partnership in China. Mr. Lin was a lead executive in helping to develop the AmericaTowne and AmericaStreet concept. Mr. Lin serves as the Company’s Managing Director for all operations in China. Prior to working with Yilaime Corporation, Mr. Lin was the Assistant Managing Director for one of China’s largest Grocery Chains. Mr. Lin has expertise in product design, marketing and sales. He is responsible for the export Buyer Program and the AmericaTowne and AmericaStreet Export Support programs in China.

Biographical Information for Mabiala T. Phuati, Age 54, Senior Vice President

Mr. Mabiala T. Phuati currently serves as President and Chief Executive Officer of the Yilaime entity doing business in North Carolina. Mr. Phuati is a retired from the Zaire Government now the Democratic Republic of Congo. Mr. Phuati previously worked at the World Bank, and the United Nations. His portfolio of work includes: Executive Administrator of the Democratic Republic of Congo Government; Executive Administrator for United Nations High Commission for Refugees in the Central African Region; World Bank; World Health Organization; and the State Banking Commission for the North Carolina Department of Commerce.

After leaving the State Banking Commission, in 2000, Mr. Phuati served as the President and Chief Executive Officer of Global Development Corporation a private enterprise where he focused on developing business in Africa in the mining industry. In 2013, Mr. Phuati became Managing Director of the Yilaime entity doing business in North Carolina. In 2013, Mr. Phuati was promoted to President and Chief Executive Officer of the Yilaime entity doing business in North Carolina and Vice President of Yilaime.

Biographical Information for Dr. Yu Wang, Age 60, Senior Vice President of Human Resources and Export Technical Compliance

Dr. Wang is from China, and is a resident of the United States. She serves as the Senior Vice President of Human Resources and Export Technical Compliance.  Dr. Wang worked for Duke University for more than twenty years in the field of medical research. Prior to her work at Duke University, Dr. Wang was an Associate Professor for six years at Tongi University China. After retiring from Duke University in 2013, Dr. Wang served as the President and Chief Executive Officer of United International Development Inc. ("United Development"), a private enterprise where she focused on international trade and development. In 2014, Dr. Wang became Managing Assistant Director in United Development. In late-August 2015, Dr. Wang was appointed to her current Senior Vice President position with the Company.

Biographical Information for Dr. Daniel Gatabaki, Age 63, Vice President for Marketing USA and Africa

Dr. Gatabaki is 63 years old. He is a native of Kenya, and a resident of the United States. He is responsible for the Corporation’s development of operations in Africa. Dr. Gatabaki earned a Bachelor of Education degree from University of Nairobi and Master of International Affairs, Master of Economics and Ph.D. degrees from Ohio University. In addition to holding a number of Associate and Assistant faculty positions at the college level, Dr. Gatabaki comes to the Company from Behavioral Health Care, where since 2011 he has been a President and Chief Executive Officer of Canaan Care Homes, LLC, an entity focusing on catering to residential homes for intellectually and developmentally disabled adults in Wake County, North Carolina.

Biographical Information for Lindsey Moore, Age 27, Vice President for Marketing USA Eastern Region

Ms. Moore received a juris doctor degree from North Carolina Central University School of Law in Durham, North Carolina in 2015, and a Bachelor of Science degree in Business Administration from William Peace University in 2011. While studying law, she was an honors student ranking in the top 10 percent of her class. From 2013 to 2014 Ms. Moore completed internships with two law firms and the Trial Court Administrator’s Office in Raleigh, North Carolina. Additionally, from 2009- 2011, Ms. Moore worked in marketing and advertising for the International Festival of Raleigh and as a life insurance agent with Liberty National Life Insurance Company.

Biographical Information for Qingjun Wang, Age 34, Manager of Corporate Operations China

Mr. Wang, a citizen and resident of China has a bachelor’s degree in business from Peking University, China. Since 2010, Mr. Wang has worked in the medical field in China as well as a general manager in the export business. Mr. Wang is a certified translator and his responsibilities with the Company include developing business initiatives in China focusing on auto sales, education initiatives, export sales, and marketing. Mr. Wang also is responsible for matching exporters with buyers in China.

Executive Compensation and Corporate Governance

It is the intention of the Company to establish nominating committees, audit committees, compensation committees and protocols and procedures associated with annual and special meetings of shareholders (to the extent not addressed in the enclosed Bylaws).

Since we do not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our director. The Board of Directors has not established an audit committee and does not have an audit committee financial expert, nor has the Board established a nominating committee. The Board is of the opinion that such committees are not necessary since AmericaTowne is an early exploration stage company and has only seven directors, and to date, such directors have been performing the functions of such committees. Thus, there is a potential conflict of interest in that our director and officer has the authority to determine issues concerning management compensation, nominations, and audit issues that may affect management decisions.

The Company was formed on April 22, 2014. No officer or director has received any monetary compensation from the Company since its inception. The Company agreed to issue 477,198 shares of common stock to Mr. Phuati in consideration of his services, and to the extent the Company has sufficient cash flow and capital, the Company may elect to include money compensation to Mr. Phuati for his services. Similarly, the Company issued 5,100,367 shares of common stock to Mr. Perkins’ designee - Alton & Xiang Mei Lin Perkins Family Trust, in consideration of his services. In addition, the Company holds an option to issue 450,000 shares of restricted common stock to Dr. Gatabaki and 477,190 shares of restricted stock to Dr. Katabaki and Dr. Wang, and 100,000 shares to Lindsey Moore and 20,000 shares to Qingjun Wang, respectively, under their respective Employment, Lock-Up and Options Agreements.

Until the Company acquires additional capital, it is not anticipated that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. The Company has recently adopted an Employee Stock Option Plan, but no shares have been registered or issued. The Company has not yet adopted retirement, pension, or profit sharing programs for the benefit of directors, officers or other employees, but our officers and directors may recommend adoption of one or more such programs in the future.

The Company does not have a standing compensation committee, audit committee, nomination committee, or committees performing similar functions. We anticipate that we will form such committees of the Board of Directors once we have a full Board of Directors.

Security Ownership of Certain Beneficial Owners

The table set forth in this subsection lists, as of April 30, 2015, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our company; and (iii) all officers and directors as a group.

Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within sixty days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 22,943,624 shares of our common stock issued and outstanding as of the date of this Prospectus. Other than those options associated with the Employment, Lock-Up and Options Agreements set forth herein, we do not have any outstanding warrant, options or other securities exercisable for or convertible into shares of our common stock.

Name of Beneficial	Amount and Nature of Beneficial	Percent (%) of Common
Owner(1)	Ownership	Stock
Named Executive Officers
Alton Perkins (2)	22,466,426 (3)	97.92%

(1) The above table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable. Unless otherwise indicated, beneficial ownership is determined in accordance with the Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the shares beneficially owned.

(2) Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Secretary.

(3) Mr. Perkins is the majority shareholder of Yilaime and Yilaime NC. These two entities are the holders of the majority of issued and outstanding shares of common stock in the Company. Mr. Perkins is also the Trustee of the Alton & Xiang Mei Lin Perkins Family Trust and the AXP Nevada Asset Protection Trust 1, which holds 5,100,367 and 120,000 shares, respectively, of the issued and outstanding common stock in the Company. If and when this S-1 is declared effective and shares are distributed to Yilaime NC selling shareholders, Mr. Perkins will be the beneficial owner of 20,674,484 shares, which equals 90.11% of issued and outstanding.

Related Party Transactions

Yilaime and Yilaime NC are related parties to the Company. Yilaime is a "Control Party" to AmericaTowne because it has title to greater than 50% of the issued and outstanding shares of common stock in the Company. Alton Perkins is the majority shareholder and controlling principal of Yilaime, Yilaime NC and the Company. Mr. Perkins directs all major activities and operating policies of each entity. The common control may result in operating results or a financial position significantly different from that, which would have been obtained if the enterprises were autonomous. Further, pursuant to ASC 850-10-50-6 the Company lists and provides details for all material Related Party transactions so that readers of the financial statements can better assess and predict the possible impact on performance.

Item 11A. MATERIAL CHANGES

The Company does not have any disclosures associated with material changes in its affairs since the end of the latest fiscal year.

ITEM 12. INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Company does not have any disclosures under this item.

ITEM 12A. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LITIGATION

Our Bylaws provide to the fullest extent permitted by law that our directors or officers, former directors and officers, and persons who act at our request as a director or officer of a body corporate of which we are a shareholder or creditor shall be indemnified by us. We believe that the indemnification provisions in our By-laws are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling AmericaTowne pursuant to provisions of the State of Delaware, AmericaTowne has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and accordingly, file current and periodic reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1 under the Securities Act, as amended, in connection with this offering. We have also filed with the Commission a Registration Statement on Form S-1, under the Securities Act of 1933, as amended, with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. The registration statement and other information may be read and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the Commission.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, accountant’s fees and expenses, the legal fee and expenses, and transfer agent’s fees and expenses.

Amount
Securities and Exchange Commission registration fee	8,439.00
DTC Eligibility and support fee	18,000.00
Accountants’ fees and expenses	3,000.00
Legal fees and expenses	5,000.00
Transfer Agent’s fees and expenses	810.00
Edgar Agent fees and expenses	2,000.00
Total expenses	37,249.00

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (referred to as the "DGCL") provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our articles of incorporation and bylaws contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

  for any breach of the director’s duty of loyalty to our company or our stockholders;
  for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;
  under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or
  for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the fullest extent permitted by the DGCL. In addition, we intend to enter into indemnification agreements with our current directors and officers containing provisions that are in some respects broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

We intend to maintain liability insurance policies that indemnify our directors and officers against various liabilities, including certain liabilities under arising under the Securities Act and the Exchange Act that may be incurred by them in their capacity as such. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On June 18, 2014, the Company’s sole shareholder, officer and director at the time, Richard Chiang, entered into an agreement to sell an aggregate of 10,000,000 shares of the Company’s common stock to Yilaime. Effective upon the closing date of the Share Purchase Agreement, June 26, 2014, Richard Chiang executed the agreement and owned no shares of the Company’s stock. This transaction resulted in Yilaime retaining rights, title and interest to all issued and outstanding shares of common stock in the Company. We believed that Section 4(2) was available because the Company believes that the foregoing transaction was exempt from the registration requirements under the Securities Act of 1933, as amended ("the Act"), based on the following facts: there was no general solicitation, there was a limited number of purchasers, each of whom the Registrant believes was an "accredited investor" (within the meaning of Regulation D under the Securities Act of 1933, as amended) and was sophisticated about business and financial matters, and all shares issued were subject to restriction on transfer, so as to take reasonable steps to assure that the purchaser was not an underwriter within the meaning of Section 2(11) under the Act.

On August 11, 2014, the Company entered into a Contribution Agreement with Yilaime resulting in the issuance of 3,000,000 shares of common stock in the Company to Yilaime. Yilaime agreed to contribute to the operations of the Company certain assets previously acquired by Yilaime through an Intellectual Property Assignment Agreement between Mr. Perkins, as Assignee, and Yilaime, as Assignor. The intent of the parties in executing and performing under the Contribution Agreement was to effectuate the tax-free transfer of assets into the Company pursuant to Section 351 of the United States Tax Code. We believed that Section 4(2) was available because the Company believes that the foregoing transaction was exempt from the registration requirements under the Securities Act of 1933, as amended ("the Act"), based on the following facts: there was no general solicitation, there was a limited number of purchasers, each of whom the Registrant believes was an "accredited investor" (within the meaning of Regulation D under the Securities Act of 1933, as amended) and was sophisticated about business and financial matters, and all shares issued were subject to restriction on transfer, so as to take reasonable steps to assure that the purchaser was not an underwriter within the meaning of Section 2(11) under the Act.

On October 8, 2014, the Company entered into the Stock Exchange Agreement with Yilaime NC. Pursuant to the terms of the Stock Exchange Agreement, in consideration for the issuance of 3,616,059 shares of common stock in the Company to Yilaime NC, Yilaime NC conveyed 10,848,178 shares of its restricted common stock. The 3,616,059 shares were issued on May 14, 2015. The intent of the parties in executing and performing under the Stock Exchange Agreement is to effectuate tax-free reorganization under Section 368 of the Internal Revenue Code of 1986. As set forth above, the 3,616,059 shares of common stock will be issued amongst the Selling Shareholders defined herein upon effectiveness of this registration statement based on their respective prior holdings in Yilaime NC. We believed that Section 4(2) was available because the Company believes that the foregoing transaction was exempt from the registration requirements under the Securities Act of 1933, as amended ("the Act"), based on the following facts: there was no general solicitation, there was a limited number of purchasers, each of whom the Registrant believes was an "accredited investor" (within the meaning of Regulation D under the Securities Act of 1933, as amended) and was sophisticated about business and financial matters, and all shares issued were subject to restriction on transfer, so as to take reasonable steps to assure that the purchaser was not an underwriter within the meaning of Section 2(11) under the Act.

On January 8, 2015, the Board of Directors for the Company authorized its Chairman of the Board to execute the Contribution Agreement between the Company and Yilaime. Pursuant to the terms of the Contribution Agreement, in consideration for the issuance of 750,000 shares of common stock in the Company to Yilaime, Yilaime is contributing to the operations of the Company certain assets previously acquired by Yilaime through an agreement with the Ningbo Meishan Free Trade Port Zone Administrative Committee dated April 1, 2014 (the "Meishan Agreement"). More specifically, the Company, as assignee of Yilaime’s rights under the Meishan Agreement, shall receive certain incentives, preferential policies and financial support from Meishan in consideration of the Company meeting specific exporting benchmarks mutually agreed upon by the parties following good faith negotiations. The Meishan Agreement is attached as an exhibit to the Contribution Agreement, in addition to Meishan’s approval of the contribution and assignment of assets to the Company and ratification of the Company’s assumption of Yilaime’s duties under the Meishan Agreement. We believed that Section 4(2) was available because the Company believes that the foregoing transaction was exempt from the registration requirements under the Securities Act of 1933, as amended ("the Act"), based on the following facts: there was no general solicitation, there was a limited number of purchasers, each of whom the Registrant believes was an "accredited investor" (within the meaning of Regulation D under the Securities Act of 1933, as amended) and was sophisticated about business and financial matters, and all shares issued were subject to restriction on transfer, so as to take reasonable steps to assure that the purchaser was not an underwriter within the meaning of Section 2(11) under the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The exhibits to the Registration Statement are listed in the Exhibit Index attached hereto.

Exhibit	Exhibit Description	Filed herewith	Form	Period Ending	Exhibit	Filing Date

3.1	Certificate of Incorporation		10-12G		31.1	5/8/2014
3.2	By-Laws		10-12G		3.2	5/8/2014
3.3	Contribution Agreement		8-K		10.4	8/13/2014
3.4	Letter of Interest from Exim Bank		8-K		10.5	9/23/2014
3.5	Licensing Lease and Use Agreement dated August 29, 2014 (Landmark)		8-K		10.4	9/23/2014
3.6	Licensing Lease and Use Agreement dated August 28, 2014 (Granduer)		8-K		10.3	9/23/2014
3.7	Exporters Services Agreement dated August 28,2014 (Baymline)		8-K		10.2	9/23/2014
3.8	Stock Exchange Agreement October 13, 2014 (Yilaime NC)		8-K		10.1	10/10/2014
3.9	Service Agreement dated October 27, 2914 (Yilaime)		8-K		10.1	10/28/2014
3.10	Exporters Services Agreement dated October 28,2014 (Nadia)		8-K		10.1	10/30/2014
3.11	Exporters Services Agreement dated October 28,2014 (Janssen's)		8-K		10.2	10/30/2014
3.12	Exporters Services Agreement dated November 6, 2014 (World Empowerment LLC)		8-K		10.9	11/13/2014
3.13	Employee Stock Option Plan of AmericaTowne, Inc. dated January 8, 2015		8-K		10.2	1/13/2015
3.14	Contribution Agreement January 8, 2015 (Yilaime)		8-K		10.1	1/13/2015
3.15	Exporters Services Agreement dated January 8, 2015 (Leah)		8-K		10.4	1/13/2015
3.16	Exporters Services Agreement dated January 8, 2015 (World Class)		8-K		10.3	1/13/2015
3.17	Exporters Services Agreement dated January 30, 2015 (SOCOOTRA)		8-K		10.2	2/5/2015
3.18	Exporters Services Agreement dated June 21, 2015 (Community and Global)		8-K		10.1	6/24/2015
3.19	Exporters Services Agreement dated June 29, 2015 (USA Africa)		8-K		10.3	7/9/2015
3.20	Exporters Services Agreement dated June 29, 2015 (International Consulting)		8-K		10.2	7/9/2015
3.21	Exporters Services Agreement dated June 29, 2015 (Chariot Group)		8-K		10.1	7/9/2015
3.22	Exporters Services Agreement dated June 30, 2015 (KCC Construction)		8-K		10.4	7/9/2015
3.23	Exporters Services Agreement dated June 30, 2015 (Canaan Care)		8-K		10.5	7/9/2015
3.24	Exporters Services Agreement dated July 30, 2015 (Landmark Auto Sales)		8-K		10.1	7/31/2015
3.25	Exporters Services Agreement dated August 18, 2015 (Hi-Esteem)		8-K		10.1	8/20/2015
3.26	Employment Agreement November 25, 2014 (Perkins)		10-KA		10.12	8/27/2015
3.27	Employment Agreement November 25, 2014 (Phuati)		10-KA		10.13	8/27/2015
3.28	Exporter Services Agreement dated August 26, 2015 (LFTE USA Agreement)		8-K		10.1	9/08/2015
3.29	Exporter Services Agreement dated August 28, 2015 (Lion Agreement)		8-K		10.2	9/08/2015
3.30	Memorandum of Understanding Agreement dated August 28, 2015 (Student Resource USA Agreement)		8-K		10.3	9/08/2015
3.31	Employment Agreement - Dr. Daniel K. Katabaki dated August 26, 2015		8-K		10.4	9/08/2015
3.32	Employment Agreement - Dr. Yu Wang dated August 28, 2015		8-K		10.5	9/08/2015
3.33	Exporter Services Agreement (1)	X
3.34	Licensing, Lease and Use Agreement (2)	X
3.35	Employment Agreement - Ms. Lindsey Moore dated October 7, 2015		8-K		10.1	10/9/2015
3.36	Employment Agreement - Mr. Qingjun Wang dated October 12, 2015		8-K		10.1	10/15/2015
5.1	Opinion re: Legality	X
23.1	Consent of Counsel (Included as part of Exhibit 5.1)	X
23.2	Consent of Independent Auditor	X

(1) The Exporter Services Agreement attached as Exhibit 3.33 sets forth the general parameters, terms and conditions associated with this type of agreement used in the usual course of the Company’s business. This exhibit excludes, however, negotiated terms of consideration since every relationship differs in this respect. This exhibit is subject to modification in the usual course of the Company’s business.

(2) The Licensing, Lease and Use Agreement attached as Exhibit 3.34 sets forth the general parameters, terms and conditions associated with this type of agreement used in the usual course of the Company’s business. This exhibit excludes, however, negotiated terms of consideration since every relationship differs in this respect. This exhibit is subject to modification in the usual course of the Company’s business.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any Prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any Preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: Each Prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than Prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated, and upon unanimous approval of the Board of Directors.

/s/Alton Perkins
AMERICATOWNE, INC.
By: Alton Perkins
Its: Chairman of the Board, President
Chief Executive Officer, Treasurer and
Chief Financial Officer

Date: October 20, 2015

AMERICATOWNE Inc.

AMERICATOWNE Inc.
Balance Sheets

	June 31,	December 31,
	2015	2014
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 32,066	$ 16,403
Accounts receivable, net	487,777	143,132
Accounts receivable, net - related parties	16,393
Prepayment-current	644	644
Total Current Assets	536,880	160,179

Prepayment-non current	8,485	8,808
Property, plant and equipment, net	7,391	-
Goodwill	40,331	40,331
Investments	3,860	-
Total Assets	$ 596,947	$ 209,318

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$ 23,000	$ 26,539
Deferred revenues-current	4,542	4,542
Loan payable	4,500	-
Income tax payable	89,406	15,394
Total Current Liabilities	121,448	46,475
Deferred revenues-non current	60,791	63,062
Total Liabilities	182,239	109,537

Commitments & Contingencies

Shareholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 shares authorized;
none issued and outstanding	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized,
22,943,624 and 18,577,565 shares issued and outstanding	2,294	1,858
Additional paid-in capital	1,435,956	1,432,533
Deferred compensation	(1,176,040)	(1,363,198)
Retained Earnings	152,498	28,588
Shareholders’ Equity	414,708	99,781
Total Liabilities and Shareholders’ Equity	$ 596,947	$ 209,318

See Notes to Financial Statements.

AMERICATOWNE Inc.
Statements of Operations
(Unaudited)

	For the Three Months Ended	For the Six Months Ended
	30-Jun-15	30-Jun-15

Revenues
Sales	$ 291,135	$ 457,271
Services-related parties	50,000	100,000
	341,135	557,271
Cost of Revenues-Related Parties	29,162	65,873
Gross Profit	311,973	491,398

Operating Expenses
General and administrative	122,259	250,668
Professional fees	25,803	42,517
Total operating expenses	148,062	293,185
Income from operations	163,911	198,213

Other Expenses
Interest expense	291	291

Income before income taxes	163,620	197,922
Provision for income taxes	74,012	74,012
Net Income	$ 89,608	$ 123,910

Earnings per share - basic and diluted	$ 0.00	$ 0.01
Weighted average shares outstanding- basic and diluted	21,195,200	20,175,381

See Notes to Financial Statements.

AMERICATOWNE Inc.
Statements of Cash Flows
(Unaudited)

For the Six Months Ended
30-Jun-15

Operating Activities:
Net income	$ 123,910
Adjustments to reconcile net income to net cash provided by operations
Stock compensation	187,158
Depreciation	347
Bad debt provision	18,898
Changes in operating assets and liabilities:
Accounts receivable, net	(379,936)
Prepayment	323
Accounts payable and accrued expenses	(3,539)
Deferred revenues	(2,271)
Income tax payable	74,012
Net cash provided by operating activities	18,902

Investing Activities:
Purchase of fixed assets	(7,739)

Financing Activities:
Proceeds from loan payable	4,500

Increase in cash and cash equivalents	15,663
Cash and cash equivalents at beginning of period	16,403
Cash and cash equivalents at end of period	$ 32,066

Supplemental disclosure of cash flow information
Interest paid	$ -
Income taxes paid	$ -

See Notes to Financial Statements.

AMERICATOWNE Inc.
Notes to Financial Statements
(Unaudited)

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

AmericaTowne, Inc. (the "Company") was incorporated under the laws of the State of Delaware on April 22, 2014. The Company exited shell status on March 3, 2015. The Company is engaged in exporting and consulting in the exporting of American made goods, products and services to China and Africa through strategic relationships in China and in the United States, which is referred to internally by the Company as the "AmericaTowne Platform". The Company’s forward-looking vision is to create a physical location called AmericaTowne in China that incorporates business selling the "American experience" in housing, retail, senior care and entertainment.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

On September 8, 2015, the Company reported that it had reached a determination to update its previously filed financial statements for the three months ended June 30, 2015 in order to update the Company’s revenue recognition associated with its three separate and distinct deliverables - (a) Service Fee Process, (b) Transaction Fee Process and (c) Extension Fee Process. Further pursuant to ASC 850-10-50-6 the Company lists and provides details for all material Related Party transactions so that readers of the financial statements can better assess and predict the possible impact on performance.

Interim Financial Statements

These interim unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. They do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements. Therefore, these consolidated financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto contained in its report on Form 10 K for the period from April 22, 2014 (inception) through December 31, 2014.

The consolidated financial statements included herein are unaudited; however, they contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly the Company’s financial position at June 30, 2015, and the results of its operations and cash flows for the three months ended June 30, 2015. The results of operations for the period ended June 30, 2015 are not necessarily indicative of the results to be expected for future quarters or the full year.

Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Property, Plant, and Equipment

Property, plant and equipment are initially recognized recorded at cost. Gains or losses on disposals are reflected as gain or loss in the period of disposal. The cost of improvements that extend the life of plant and equipment are capitalized. These capitalized costs may include structural improvements, equipment and fixtures. All ordinary repairs and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets:

Office equipment	5 years

Investments

Investments primarily include cost method investments. On June 30, 2015, the carrying amount of investments is $3,860. There are no identified events or changes in circumstances that may have a significant adverse effect on fair value of the investment as of June 30, 2015.

Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards ASC 740 Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company was established under the laws of the State of Delaware and is subject to U.S. federal income tax and Delaware state income tax. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. On June 30, 2015 and December 31, 2014, there are no deferred tax assets and liabilities. The Company accrued $74,012 income tax for the six months ended June 30, 2015. The Company had tax liability of $89,406 and $15,349 on June 30, 2015 and December 31, 2014, respectively.

Earnings per Share

In February 1997, the FASB issued ASC 260, "Earnings per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. ASC 260 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of ASC 260 effective (inception).

Basic earnings and net loss per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

Segment Information

The standard, "Disclosures about Segments of an Enterprise and Related Information", codified with ASC 280, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company believes that it operates in business segment of marketing and sales in China while the Company’s general administration function is performed in the United States. On June 30, 2015, all assets and liabilities are located in the United States where the income and expense has been incurred for the six months ended June 30, 2015.

Impact of New Accounting Standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position, or cash flow.

Pushdown Accounting and Goodwill

Pursuant to applicable rules (FASB ASC 805-50-S99) the Company used push down accounting to reflect Yilaime Corporation’s purchase of 100% of the shares of the Company’s common stock. Richard Chiang, the Company’s prior sole shareholder entered into an agreement to sell an aggregate of 10,000,000 shares of the Company’s common stock to Yilaime Corporation effective upon the closing date of the Share Purchase Agreement dated June 26, 2014. Richard Chiang executed the agreement and owned no shares of the Company’s common stock. This transaction resulted in Yilaime Corporation retaining rights, title and interest to all issued and outstanding shares of common stock in the Company.

The purchase cost for the agreement was $40,000. The Company used $40,000 as a new accounting basis for its net assets. Since there was no assets on the company’s book on June 26, 2014, to make the company’s net assets $40,000, the Company recorded $40,331 in goodwill ($40,331-$331=$40,000; $331 was a liability due to a related party). Therefore, in recognizing push down accounting, the Company’s net asset increased by the amount reflected by Goodwill.

Revenue Recognition

The Company’s revenue recognition policies comply with FASB ASC Topic 605. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collectability is reasonably assured, and there are no significant subsequent obligations for the Company to assume.

Prior to an agreement, the Company assesses whether collectability from the potential customer is reasonably assured. The Company reviews the customer’s financial condition, which is an indicator of both its ability to pay, and, in turn, whether or not revenue is realizable.

The ability to pay is an important criterion for entrance into an agreement with the customer. If management believes that the potential customer does not have the ability to pay, normally an agreement is not entered into with the customer.

If, at the outset an arrangement is entered into and the Company determines that the collectability of the revenue amount from the customer is questionable, management would not recognize revenue until it receives the amount due or conditions change so that collectability is reasonably assured. If collectability is reasonably assured at the outset of an arrangement, but subsequent changes in facts and circumstances indicate collection from the customer is no longer probable, the amount is recorded as bad debt expense.

There are two primary customer agreements currently offered to the Company’s customers - (a) Licensing, Lease and Use Agreement ("Licensing Agreement"), and (b) Exporter Services Agreement ("Exporter Agreement").

(a) Licensing, Lease and Use Agreement

For the License, Lease and Use Agreement, the Company reflects revenue recognition over the course of the term.

(b) Exporter Services Agreement.

For services provided in the Exporter Service Agreement, the Company has two primary types of services called the Service Fee and Transaction Fee. Additionally, under certain circumstances, the Company may charge an Extension Fee. The customer under the Exporter Services Agreement is defined in this section as the "Exporter."

The Service Fee

Upon signing the Exporters Agreement, the Exporter is provided with services consisting of eight related components including: 1) market analysis; 2) review of proposed goods and services; 3) expectations for supply and demand in the market; 4) conducting export business in China; 5) information on financing; 6) information on the export tax savings programs; 7) international trade center assistance; and 8) selecting and assigning a tax saving company. All eight components of the Service Fee are delivered as one deliverable upon the signing or shortly thereafter of the Exporter Service Agreement with the exporter. The Company completes the earnings process upon the signing the Exporter Service Agreement since the one service fee deliverable has been delivered and we have no further obligations. Revenue is not recognized until the completion of these eight components and the Company has no further obligations.

The Transaction Fee

During this process, the Exporter’s goods and services are tested in the market, buyers or identified, deals or negotiated and the exporter products and services are delivered, and payment is made. The Transaction Fee is normally a percentage of each transaction.

The Transaction Fee process includes the Exporter’s participation in three programs: 1) the Sample and Test Market Program; 2) Market Acceptance Program; and 3) Export Delivery Action. In the Sample and Test Market Program, an Exporter’s products and services are tested in the market; sources of goods and services are confirmed; price indications are confirmed; and an Exporter and buyer match occurs. In the Market Acceptance Program, the export deal is identified and negotiated. Finally, in the Export Delivery Action, the goods are shipped and delivered and payment is made. The Company does not recognize revenue until completion of these three programs and the Company has no further obligations.

Throughout the life of the Exporter Agreement, the Company expects Exporters to complete multiple transactions. Each transaction is a separate and independent process.

The Extension Fee

The Extension Fee is an independent accounting unit. The Extension Fee is a fee charged to those Exporters who in rare cases for whatever reason fail to avail themselves of the Transaction Process. The Exporter has one-year to participate in the Sample and Test Market Program. Afterwards, provided no transaction has occurred and the Exporter agrees to pay a fee equal to 25% of the original Service fee within thirty (30) days (the "Extension Fee"), the Exporter may continue the Transaction Process. If the Extension Fee is not paid, the Exporter’s participation and membership in the Sample and Test Program terminates. In the event of termination, the balance of any prior fees is still due and payable.

Provided that the Exporter agrees to pay the Extension Fee and continues with the Transaction Process, at the end of the Transaction Process and the last Transaction Fee deliverable is made, the Transaction Fee Process is completed. Upon completion, the Company has no further obligations, revenue is recognized, and the Exporter is invoiced for both the Extension Fee and the Transaction Fee.

After the Exporter pays the Extension Fee, if no transaction has occurred for sixty (60) calendars days, the Company is exempt from any obligation to provide further Transaction Process services and it recognizes revenue of the Extension Fee.

The Company recognizes revenue on a gross basis.

We have gross presentation for services provided by Yilaime, a contractor to the Company prior to the consummation of an arrangement.

In accordance with ASC605-45-45, the gross basis to recognize revenue applies since the Company is the primary obligor in the arrangement.

The Company expects to realize revenue for export funding and support, and franchise and license fees for United States support locations, and education initiatives. Additionally, if and when the Company further develops AmericaTowne, revenues would be expected to be recognized for (a) villa sales, rentals, timeshare and leasing; (b) hotel leasing and or operational revenues and sales; (c) theme park and performing art center operations, sales and/or leasing; and (d) senior care facilities, operations and or sales.

The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

Sales returns and allowances was $0 as of June 30, 2015.

Valuation of Goodwill

We assess goodwill for potential impairments at the end of each fiscal year, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. In evaluating goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then no further testing of the goodwill assigned to the reporting unit is required. However, if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we perform a two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment to be recognized, if any.

In the first step of the review process, we compare the estimated fair value of the reporting unit with its carrying value. If the estimated fair value of the reporting unit exceeds its carrying amount, no further analysis is needed. If the estimated fair value of the reporting unit is less than its carrying amount, we proceed to the second step of the review process to calculate the implied fair value of the reporting unit goodwill in order to determine whether any impairment is required. We calculate the implied fair value of the reporting unit goodwill by allocating the estimated fair value of the reporting unit to all of the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss for that excess amount. In allocating the estimated fair value of the reporting unit to all of the assets and liabilities of the reporting unit, we use industry and market data, as well as knowledge of the industry and our past experiences.

We base our calculation of the estimated fair value of a reporting unit on the income approach. For the income approach, we use internally developed discounted cash flow models that include, among others, the following assumptions: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. We base these assumptions on our historical data and experience, third-party appraisals, industry projections, micro and macro general economic condition projections, and our expectations.

We have had no goodwill impairment charges for the six months ended June 30, 2015, and as of June 30, 2015, the estimated fair value of each of our reporting units exceeded its’ respective carrying amount by more than 100 percent based on our models and assumptions.

NOTE 3. GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. Management’s plans include the raising of capital through the equity markets to fund future operations and generating of revenue through our business. However, there can be no assurances the Company will be successful in its efforts to secure additional equity financing and obtaining sufficient revenue producing contracts. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

NOTE 4. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	30-Jun	31-Dec
	2015	2014
Accounts receivable	$ 513,449	$ 155,500
Accounts receivable- related parties	17,256
Less: Allowance for doubtful accounts	(26,535)	(12,368)
Accounts receivable, net	$ 504,170	$ 143,132

Bad debt expense was $18,898 for the six months ended June 30, 2015.

Allowance for bad debt policy

Our bad debt policy is determined by the Company’s periodic review of each account receivable for reasonable assurance of collection. Factors considered are the exporter’s financial condition, past payment history if any, any conversations with the exporter about the exporter’s financial conditions and any other extenuating circumstances. Based upon the above factors the Company makes a determination whether the receivable are reasonable assured of collection. Based upon our review if required we adjust the allowance for bad debt. As of December 31, 2014, based upon our limited history, we set what we considered a rate for allowance for bad debt of 5% of receivables with the understanding and intention of reviewing accounts and adjusting allowance for bad debts as we progress.

NOTE 5. SHAREHOLDER’S EQUITY

The Company incorporates by reference all prior disclosures for the period identified herein. See Part II, Item 6. The stockholders’ equity section of the Company contains the following classes of capital stock as of June 30, 2015:

  Common stock, $ 0.0001 par value: 100,000,000 shares authorized; 22,943,624 shares issued and outstanding;
  Preferred stock, $ 0.0001 par value: 5,000,000 shares authorized; but not issued and outstanding.

NOTE 6. STOCK BASED COMPENSATION

On November 25, 2014, the Company entered into an Employment, Lock-Up and Options Agreement with Mabiala T. Phuati to serve as the Company’s Vice President Worldwide Operations effective retroactively to November 15, 2014. The term of the agreement is one year with an option held by the Company to extend employment for another year. The Company has agreed to issue 477,198 shares of common stock to Mr. Phuati in consideration of his services during the term, and to the extent the Company has sufficient cash flow and capital, the Company may elect to include money compensation to Mr. Phuati for his services.

The Company entered into a similar agreement on November 21, 2014 with Alton Perkins to serve as the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Secretary. The term of Mr. Perkins’ agreement is five years with the Company retaining an option to extend in one-year periods. In consideration for Mr. Perkins’ services, the Company has agreed to issue to his designee, the Alton & Xiang Mei Lin Perkins Family Trust, 5,100,367 shares of common stock. The Company may elect in the future to include money compensation to Mr. Perkins or his designee for his services provided there is sufficient cash flow.

For the six months ended June 30, 2015, $187,158 of the above stock compensation was charged to operating expenses and $1,176,040 was recorded as deferred compensation.

NOTE 7. RELATED PARTY TRANSACTIONS

Yilaime Corporation, a Nevada corporation ("Yilaime") and Yilaime Corporation of NC ("Yilaime NC") are related parties to the Company. Yilaime is a "Control Party" to AmericaTowne because it has title to greater than 50% of the issued and outstanding shares of common stock in the Company. Alton Perkins is the majority shareholder and controlling principal of Yilaime, Yilaime NC and the Company. Mr. Perkins directs all major activities and operating policies of each entity. The common control may result in operating results or a financial position significantly different from that, which would have been obtained if the enterprises were autonomous. Further, pursuant to ASC 850-10-50-6 the Company lists and provides details for all material Related Party transactions so that readers of the financial statements can better assess and predict the possible impact on performance.

Nature of Related Parties’ Relationship

On October 8, 2014, the Company entered into the Stock Exchange Agreement with Yilaime NC. Pursuant to the terms of the Stock Exchange Agreement, in consideration for the issuance of 3,616,059 shares of common stock in the Company to Yilaime NC, Yilaime NC conveyed 10,848,178 shares of its restricted common stock to the Company. The intent of the parties in executing and performing under the Stock Exchange Agreement is to effectuate tax-free reorganization under Section 368 of the Internal Revenue Code of 1986. The Company issued the 3,616,059 shares of common stock to Yilaime NC on May 14, 2015. As result of receiving 10,848,178 shares of issued and outstanding common stock in Yilaime (4.5% of issued and outstanding), the Company record $3,860 investment in use of Cost Method.

Pursuant to a Board of Directors resolution prior to the issuance of these shares, the Company has authorized Yilaime NC to transfer 1,791,942 of these shares to sixty-nine (69) of its shareholders as part of a restructuring of Yilaime NC. The shares associated with this issuance remain restricted under Rule 144 or until such time the shares are registered on Form S-1. The Board of Directors further authorized Yilaime NC to transfer 1,824,107 shares of common stock of the Company to Yilaime as part of a restructuring agreement between Yilaime NC and Yilaime (99% of shares of common stock held by Yilaime in Yilaime NC were tendered back to Yilaime NC).

The Company entered into a Service Provider Agreement with Yilaime on October 27, 2014 (the "Service Agreement") wherein certain "Export Funding and Support Services" and "Occupancy Services," as defined therein, are provided to the Company in consideration for a fee. In addition to these fees, Yilaime has to pay an Operations Fee to the Company for exclusive rights. Mr. Perkins is the Chief Executive Officer of the Company and is the majority shareholder and controlling person of Yilaime. The Company recognizes and confirms the requirements in ACS 850-10-50-6 to disclose all related party transactions between the Company and Yilaime, and any other related party transactions and or relationships.

The Company also leases office space from Yilaime NC for $900/month.

Pursuant to ASC 850-10-50-6, the Company makes the following transaction disclosures for six months ending June 30, 2015:

Operating Statement Related Party Transactions (for the six months ended June 30, 2015)

(a) $100,000 in revenues for Yilaime’s exclusive agreement with the Company;

(b) $65,873 in expenses under costs of revenues paid to Yilaime for services pursuant to the Service Agreement;

(c) $5,400 for general and administrative expenses for rent expenses the Company paid to Yilaime towards its lease agreement; and

(d) $187,158 for general and administrative operating expenses recorded as stock compensation for Mr. Perkins and Mr. Phuati pursuant to their respective employment agreements.

Balance Sheet Related Party Transactions (on June 30, 2015)

(a) $16,393 net account receivables Yilaime owes to the Company;

(b) $3,860 investment under assets associated with the Stock Exchange Agreement; and

(c) $1,176,040 as deferred compensation pursuant to Mr. Perkins’ and Mr. Phuati’s respective employment agreements.

Other Related Party Transactions

On January 8, 2015, the Board of Directors for the Company authorized its Chairman of the Board to execute the Contribution Agreement between the Company and Yilaime. Pursuant to the terms of the Contribution Agreement, in consideration for the issuance of 750,000 shares of common stock in the Company to Yilaime, Yilaime is contributing to the operations of the Company certain assets previously acquired by Yilaime through an agreement with the Ningbo Meishan Free Trade Port Zone Administrative Committee dated April 1, 2014 (the "Meishan Agreement"). More specifically, the Company, as assignee of Yilaime’s rights under the Meishan Agreement, shall receive certain incentives, preferential policies and financial support from Meishan in consideration of the Company meeting specific exporting benchmarks mutually agreed upon by the parties following good faith negotiations.

NOTE 8. COMMITMENT

The Company has entered a business agreement to establish operations in Meishan Island, China. The company is committed to pay $25,000 starting on or before December 31, 2015 for the related start-up cost to the individual who is responsible for establishing operations in Meishan Island, China.

Item 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD LOOKING STATEMENTS

Certain statements in this report, including statements of our expectations, intentions, plans and beliefs, including those contained in or implied by "Management’s Discussion and Analysis" and the Notes to Financial Statements, are "forward-looking statements", within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are subject to certain events, risks and uncertainties that may be outside our control. The words "believe", "expect", "anticipate", "optimistic", "intend", "will", and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update or revise any forward-looking statements. These forward-looking statements include statements of management’s plans and objectives for our future operations and statements of future economic performance, information regarding our expansion and possible results from expansion, our expected growth, our capital budget and future capital requirements, the availability of funds and our ability to meet future capital needs, the realization of our deferred tax assets, and the assumptions described in this report underlying such forward-looking statements. Actual results and developments could differ materially from those expressed in or implied by such statements due to a number of factors, including, without limitation, those described in the context of such forward-looking statements.

General Description of Business

The Company incorporates by reference all prior disclosures for the period identified herein, more specifically, the Form 8-K filed on March 2, 2015. See Part II, Item 5.

As with any business plan that is aspirational in nature, there is no assurance we will be able to accomplish all of our objectives or that we will be able to meet our financing needs to accomplish our objectives.

Mission

"AmericaTowne is to be a world-class, globally respected and profitable company, providing value to its customers, the environment and the lives of the people we service." This statement is a forward-looking statement; however, the Company has already made strides in facilitating relationships intended to advance its mission.

The Company’s aim is to provide upper and middle-income consumers in China with "Made In The USA" goods and services allowing customers to experience the United States’ culture and lifestyle. In achieving this objective, our focus is on four initiatives:

(1)      The development of a United States International Trade Center in Meishan Ningbo China with employees and/or independent contractors focusing on advancing our initial business objective, which is to be the "go-to" place for all things "Made In The USA."

(2)      The development of upwards of 20 AmericaTowne communities in China with each community consisting of upwards of 50 United States based companies, and upscale hotels, villas, children theme parks, senior care and educational facilities - all based upon United States culture and lifestyle.

(3)      The development of an internet platform in Chinese to complement (1) and (2), above, focusing on importing "Made In The USA" goods and services to China through internet sales.

(4)      The development of franchise operations in the United States and internationally to support and advance the above-referenced initiatives.

These initiatives are admittedly aspirational in nature. Our intent is to accomplish the majority, if not all, of our initiatives, but there is no assurance we will or that our financing needs to meet our initiatives will be met.

The Company currently has 16 exporters in our general export program and one member in our export education program. Our intention is to bring the United States International Trade Center in Meishan Ningbo China online in 2015. We expect to complete our initial trade operations with our exporters in 2015. In addition, our office in Raleigh, North Carolina is operational and serves as our base and model for our export franchise operations planned in the United States and other locations. The AmericaTowne Community planned in China and our Internet operations with Chinese websites planned are not yet operational. While we plan to have robust operations in the United States and international locations to support the AmericaTowne concept and trade center, we expect the bulk of our operations and revenue will come from China.

China’s economy and its government impact our revenues and operations. While we have an agreement in place with the government in Meishan Ningbo China to operate the United States International Trade Center in Meishan Island China, there is no assurance that we will operate the center successfully. Additionally, the Company will need government approval in China to operate other aspects of our business plan. There is no assurance that we will be successful in obtaining approvals from government entities to operate other aspects of our business plan.

General Discussion

We plan to earn revenues and income, and generate cash, by focusing on our four core business operations and initiatives, as set forth above. At this point, the Company’s revenue is generated from our Service Provider and Exporter Service Agreements. We generate revenues and cash by servicing these agreements. We work with exporters carefully and focus on our accounts receivable as part of managing our projected tight liquidity position. Additionally, we work with exporters closely in developing export strategies for the goods and services they planned to export.

At present, the bulk of our operations take place at our Raleigh, North Carolina office, which acts as a model for plans for our United States Trade Center Operations. We are in the process of outfitting our operations in Meishan, China. We have hired a full-time manager to operate the facilities located at Meishan and selected our first exporter, and the products we plan to export. Additionally, we are working with the Meishan Port Authorities to ensure that our operational procedures are in compliance with various import laws at Meishan.

Our short-term operational objectives are to develop our exporter pipeline, grow revenues and increase operations and facilities in the United States while bringing our facility online in Meishan, China. Our focus currently is on enhancing our exporter base, including working with state export agencies to identify exporters as well as sources of goods and services made in the United States that are in demand in China. Along with increasing our United States operations, we are hoping to identify additional key staff in the United States and China that can help us implement our plan. While we feel optimistic about meeting the challenges as well as the opportunities before us, there is no assurance that we will be able to meet the challenges or take advantage of opportunities we perceive are available.

To achieve its long-term objectives, the Company intends on shifting its revenue stream from a United Stated-based to a China-based stream by fully operating all planned activities at the planned Meishan trade center, and activities within our AmericaTowne complexes and Chinese-based internet sites. Each of the Company’s four core initiatives presents challenges, risks, and opportunities.

We believe that we see positive trends in the export area. Additionally, the Company plans to pursue opportunities in export not often thought of as an "exported commodity. Along with our planned core AmericaTowne communities, trade centers in the United States and China, and Internet operations, the Company plans on pursuing opportunities that are traditionally not thought of as an export commodity.

There is no assurance we will be able to pursue these opportunities successfully. Additionally, our short and long-term liquidity position is impacted by the success we achieve in implementing our plans. We do plan on pursuing the full range of available funding opportunities. Additionally, we expect to help those in our exporting program with funding opportunities and various programs that may be available to them in the private community, and at the state and national level within the United States.

Additionally, going forward we expect to take advantage of the various export tax laws that will help our cash flow position as well as assist our exporters with their growth. There is no assurance that our plans will be successful. There will be cost to bring all of the planned facilities online in China, including the costs involved with the Trade Center in Meishan, China. While we do have a plan to cover these costs, there can be no assurance that our plan will be successful. While we have discussed the possibility of outside investments in various forms, there are no agreements in place or any assurance that they will be realized in the future.

The uncertainty of implementing our business plan in China and the various laws and policies in China and how they may impact our Company going forward is real. There is no assurance that we will be able to navigate the laws and policies at the national or local level that will allow us to achieve objectives outlined in our business plan. Though our results of operations thus far have been effective, there can be no assurance that we will obtain the same results going forward.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AMERICATOWNE Inc.

We have audited the accompanying balance sheet of AMERICATOWNE Inc. as of December 31, 2014, and the related statement of operations, stockholders’ equity, and cash flows for the period from April 22 (inception) through December 31, 2014. AMERICATOWNE Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMERICATOWNE Inc. as of December 31, 2014, and the results of operations and cash flows for the period from April 22 (inception) through December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company is still in development stage and there is no assurance the Company will obtain revenue producing contracts or financing to cover any operating losses it may incur. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning this matter are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the financial statements, the financial statements for the period from April 22 (inception) through December 31, 2014 have been restated and correct a misstatement.

/s/Yichien Yeh, CPA
Yichien Yeh, CPA
Oakland Gardens, New York
September 9, 2015

AMERICATOWNE Inc.
(A Development Stage Company)
Balance Sheet

ASSETS	December 31, 2014
Current Assets
Cash and cash equivalents	16,403
Accounts receivable, net	143,132
Prepayment-current	644
Total Current Assets	160,179
Prepayment-non current	8,808
Goodwill	40,331
Total Assets	$ 209,318

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$ 26,539
Deferred revenues-current	4,542
Income tax payable	15,394
Total Current Liabilities	46,475
Deferred revenues-non current	63,062
Total Liabilities	109,537

Commitments & Contingencies

Shareholders’ Equity
Preferred stock, $0.0001 par value; 5,000,000 shares authorized;
none issued and outstanding	-
Common stock, $0.0001 par value; 100,000,000 shares authorized,
18,577,565 shares issued and outstanding	1,858
Additional paid-in capital	1,432,533
Deferred compensation	(1,363,198)
Retained Earnings	28,588
Shareholders’ Equity	99,781
Total Liabilities and Shareholders’ Equity	$ 209,318

See Notes to Financial Statements

AMERICATOWNE Inc.
(A Development Stage Company)
Statement of Operations

April 22 (inception) through 31-Dec-14(Restated)

Revenues
Sales	$ 194,034
Service-related parties	50,000
244,034
Cost of Revenues-Related Parties	52,113
Gross Profit	191,921

Operating Expenses
General Administrative	82,626
Professional fees	65,313
Total operating expenses	147,939
Income from operations	43,982
Provision for income taxes	15,394
Net Income	$ 28,588
Net Loss per share - basic and diluted	$ 0.002
Weighted average shares outstanding - basic and diluted	12,299,405

See Notes to Financial Statements

AMERICATOWNE Inc.
(A Development Stage Company)
Statements of Stockholders’ Equity
April 22, 2014 (Inception) through December 31, 2014

	Preferred Stock		Common Stock		Additional	Retained	Deferred	Total
	Shares	Amount	Shares	Amount	Paid-In Capital	Earnings	Compensation	Stockholders Equity

Shares issues for services	-	$ -	10,000,000	$1,000	$2,119	$ -	$ -	$3,119

Shares issued for assets	-	-	3,000,000	300	(300)	-	-	0

Application of push-down accounting	-	-	0	0	36,881	-	-	36,881

Shares issued for compensation	-	-	5,577,565	558	1,393,833	-	(1,363,198.00)	31,193

Net income for the period	-	-	0	0	-	28,588.23	-	28,588

Balance, December 31, 2014	-	$ -	18,577,565	$1,858	$1,432,533	$28,588.23	-$1,363,198.00	$99,781

See Notes to Financial Statements

AMERICATOWNE Inc.
(A Development Stage Company)
Statement of Cash Flows

April 22 (inception)
through December 31, 2014

Operating Activities:
Net income	$28,588
Adjustments to reconcile income to net cash provided by
Shares issued for services	3,119
Shares issued for compensation	31,193
Push-down accounting application	(3,450)
Bad debt provision	12,368
Changes in operating assets and liabilities:
Accounts receivable, net	(155,500)
Prepayment	-9,452
Accounts payable and accrued expenses	26,539
Deferred revenues	67,604
Income tax payable	15,394
Net cash provided by operating activities	16,403

Increase in cash and cash equivalents	16,403
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$16,403
Supplemental disclosure of cash flow information
Interest paid	$ -
Income taxes paid	$ -

See Notes to Financial Statements

AMERICATOWNE Inc.
(A Development Stage Company)
Notes to Financial Statements
(Restated)

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

AmericaTowne, Inc. (the "Company") was incorporated under the laws of the State of Delaware on April 22, 2014 and has been inactive since inception. The Company intends to serve as a vehicle to effect an asset acquisition, merger, exchange of capital stock or other business combination with a domestic or foreign business.

On June 18, 2014, the sole officer and director of the Company, Richard Chiang, entered into a Share Purchase Agreement (the "SPA") pursuant to which he entered into an agreement to sell an aggregate of 10,000,000 shares of his shares of the Company’s common stock to Yilaime Corporation ("Yilaime") at an aggregate purchase price of $40,000. These shares represent 100% of the Company’s issued and outstanding common stock. Effective upon the closing date of the Share Purchase Agreement, June 26, 2014, Richard Chiang executed the agreement and owned no shares of the Company’s stock and Yilaime was the sole majority stockholder of the Company.

The Company is in the development phase and intends to be in the business set forth in the forward-looking statements herein. As such, the Company is subject to all risks inherent in the establishment of a start-up business enterprise.

As with any business plan that is aspirational in nature, there is no assurance we will be able to accomplish all of our objective or that we will be able to meet our financing needs to accomplish our objectives.

Mission

"AmericaTowne is to be a world-class, globally respected and profitable company, providing value to its customers, the environment and the lives of the people we service." This statement is a forward-looking statement; however, the Company has already made strides in facilitating relationships intended to advance its mission.

The Company’s aim is to provide upper and middle-income consumers in China with "Made In The USA" goods and services allowing customers to experience the United States’ culture and lifestyle. In achieving this objective, our focus is to create a $2.4 billion enterprise through on four initiatives:

(1)   The development of a United States International Trade Center in Meishan Ningbo China with employees and/or independent contractors focusing on advancing our initial business objective, which is to be the "go-to" place for all things "Made In The USA."

(2)   The development of upwards of 20 AmericaTowne communities in China with each community consisting of upwards of 50 United States based companies, and upscale hotels, villas, children theme parks, senior care and educational facilities - all based upon United States culture and lifestyle.

(3)   The development of an internet platform in Chinese to complement (1) and (2), above, focusing on importing "Made In The USA" goods and services to China through internet sales.

(4)   The development of franchise operations in the United States and internationally to support and advance the above-referenced initiatives.

These initiatives are admittedly aspirational in nature. Our intent is to accomplish the majority, if not all, of our initiatives, but there is no assurance we will or that our financing needs to meet our initiatives will be met.

The Company currently has 10 exporters in our export program. Our intention is to bring the United States International Trade Center in Meishan Ningbo China online in 2015. We expect to complete our initial trade operations with our exporters in 2015. In addition, our office in Raleigh, North Carolina is operational and serves as our base and model for our export franchise operations planned in the United States and other locations. The AmericaTowne Community planned in China and our Internet operations with Chinese websites planned are not yet operational. While we plan to have robust operations in the United States and international locations to support the AmericaTowne concept and trade center, we expect the bulk of our operations and revenue will come from China.

China’s economy and its government impact our revenues and operations. While we have an agreement in place with the government in Meishan Ningbo China to operate the United States International Trade Center in Meishan Island China, there is no assurance that we will operate the center successfully. Additionally, the Company will need government approval in China to operate other aspects of our business plan. There is no assurance that we will be successful in obtaining approvals from government entities to operate other aspects of our business plan.

The Company is in the development phase and intends to be in the business set forth in the forward-looking statements herein. As such, the Company is not subject to all risks inherent in the establishment of a start-up business enterprise.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

On September 9, 2015, the Company reported that it had reached a determination to restate its previously filed financial statements for the period from April 22 (inception) through December 31, 2014. The restatement had no effect on net income for the period from April 22 (inception) through December 31, 2014. The restatement relates to recognize service fee revenue on a gross basis in accordance with ASC 605-45-45.

The Company initially restated its revenue recognition from gross to net. Upon reviewing the Company’s revenue recognition policy and nature of its relationship between Yilaime and the Company, the Company revoked its net revenue recognition on the basis that the Company has determined that it is a primary obligor under the Exporter Service Agreements according to ASC-605-45-45. The Company is restating its financials to account for revenue being recognized on a gross basis.

The following summarizes the effects of restatement:

For the Period from April 22, 2014 (inception) to December 31, 2014
	Previously Reported	Adjustment	Restated

Revenues	$191,921	+$52,113	$244,034
Cost of Revenues	0	(52,113)	(52,113)

Gross Profit			$191,921

The Company also updated its policy on Revenue Recognition and its note on Related Party Transactions to reflect a controlling relationship in the Company.

Accounting Method

The Company’s financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on December 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Income Taxes

Income taxes are provided in accordance with Statement of Financial Accounting Standards ASC 740 Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company was established under the laws of the State of Delaware and is subject to U.S. federal income tax and Delaware state income tax. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. On December 31, 2014, there is no deferred tax assets and liabilities. The Company accrued $15,394 income tax for the year ended December 31, 2014 and has this amount of income tax liability as of December 31, 2014.

Earnings per Share

In February 1997, the FASB issued ASC 260, "Earnings per Share", which specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. ASC 260 supersedes the provisions of APB No. 15, and requires the presentation of basic earnings (loss) per share and diluted earnings (loss) per share. The Company has adopted the provisions of ASC 260 effective (inception).

Basic earnings and net loss per share amounts are computed by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per share are the same as basic earnings per share due to the lack of dilutive items in the Company.

Segment Information

The standard, "Disclosures about Segments of an Enterprise and Related Information", codified with ASC 280, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company believes that it operates in business segment of marketing and sales in China while the Company’s general administration function is performed in the United States. On December 31, 2014, all assets and liabilities are located in the United States where the income and expense has been incurred since inception to December 31, 2014.

Impact of New Accounting Standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position, or cash flow.

Pushdown Accounting and Goodwill

Pursuant to applicable rules (FASB ASC 805-50-S99) the Company used push down accounting to reflect Yilaime Corporation’s purchase of 100% of the shares of the Company’s common stock. Richard Chiang, the Company’s prior sole shareholder entered into an agreement to sell an aggregate of 10,000,000 shares of the Company’s common stock to Yilaime Corporation effective upon the closing date of the Share Purchase Agreement dated June 26, 2014. Richard Chiang executed the agreement and owned no shares of the Company’s common stock. This transaction resulted in Yilaime Corporation retaining rights, title and interest to all issued and outstanding shares of common stock in the Company.

The purchase cost for the agreement was $40,000. The Company used $40,000 as a new accounting basis for its net assets. Since there was no assets on the company’s book on June 26, 2014, to make the company’s net assets $40,000, the Company recorded $40,331 in goodwill ($40,331-$331=$40,000; $331 was a liability due to a related party). Therefore, in recognizing push down accounting, the Company’s net asset increased by the amount reflected by Goodwill.

Revenue Recognition

The Company’s revenue recognition policies comply with FASB ASC Topic 605. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, collectability is reasonably assured, and there are no significant subsequent obligations for the Company to assume.

Prior to an agreement, the Company assesses whether collectability from the potential customer is reasonably assured. The Company reviews the customer’s financial condition, which is an indicator of both its ability to pay, and, in turn, whether or not revenue is realizable.

The ability to pay is an important criterion for entrance into an agreement with the customer. If management believes that the potential customer does not have the ability to pay, normally an agreement is not entered into with the customer.

If, at the outset an arrangement is entered into and the Company determines that the collectability of the revenue amount from the customer is questionable, management would not recognize revenue until it receives the amount due or conditions change so that collectability is reasonably assured. If collectability is reasonably assured at the outset of an arrangement, but subsequent changes in facts and circumstances indicate collection from the customer is no longer probable, the amount is recorded as bad debt expense.

There are two primary customer agreements currently offered to the Company’s customers - (a) Licensing, Lease and Use Agreement ("Licensing Agreement"), and (b) Exporter Services Agreement ("Exporter Agreement").

(a) Licensing, Lease and Use Agreement

For the License, Lease and Use Agreement, the Company reflects revenue recognition over the course of the term.

(b) Exporter Services Agreement.

For services provided in the Exporter Service Agreement, the Company has two primary types of services called the Service Fee and Transaction Fee. Additionally, under certain circumstances, the Company may charge an Extension Fee. The customer under the Exporter Services Agreement is defined in this section as the "Exporter."

The Service Fee

Upon signing the Exporters Agreement, the Exporter is provided with services consisting of eight related components including: 1) market analysis; 2) review of proposed goods and services; 3) expectations for supply and demand in the market; 4) conducting export business in China; 5) information on financing; 6) information on the export tax savings programs; 7) international trade center assistance; and 8) selecting and assigning a tax saving company. All eight components of the Service Fee are delivered as one deliverable upon the signing or shortly thereafter of the Exporter Service Agreement with the exporter. The Company completes the earnings process upon the signing the Exporter Service Agreement since the one service fee deliverable has been delivered and we have no further obligations. Revenue is not recognized until the completion of these eight components and the Company has no further obligations.

The Transaction Fee

During this process, the Exporter’s goods and services are tested in the market, buyers or identified, deals or negotiated and the exporter products and services are delivered, and payment is made. The Transaction Fee is normally a percentage of each transaction.

The Transaction Fee process includes the Exporter’s participation in three programs: 1) the Sample and Test Market Program; 2) Market Acceptance Program; and 3) Export Delivery Action. In the Sample and Test Market Program, an Exporter’s products and services are tested in the market; sources of goods and services are confirmed; price indications are confirmed; and an Exporter and buyer match occurs. In the Market Acceptance Program, the export deal is identified and negotiated. Finally, in the Export Delivery Action, the goods are shipped and delivered and payment is made. The Company does not recognize revenue until completion of these three programs and the Company has no further obligations.

Throughout the life of the Exporter Agreement, the Company expects Exporters to complete multiple transactions. Each transaction is a separate and independent process.

The Extension Fee

The Extension Fee is an independent accounting unit. The Extension Fee is a fee charged to those Exporters who in rare cases for whatever reason fail to avail themselves of the Transaction Process. The Exporter has one-year to participate in the Sample and Test Market Program. Afterwards, provided no transaction has occurred and the Exporter agrees to pay a fee equal to 25% of the original Service fee within thirty (30) days (the "Extension Fee"), the Exporter may continue the Transaction Process. If the Extension Fee is not paid, the Exporter’s participation and membership in the Sample and Test Program terminates. In the event of termination, the balance of any prior fees is still due and payable.

Provided that the Exporter agrees to pay the Extension Fee and continues with the Transaction Process, at the end of the Transaction Process and the last Transaction Fee deliverable is made, the Transaction Fee Process is completed. Upon completion, the Company has no further obligations, revenue is recognized, and the Exporter is invoiced for both the Extension Fee and the Transaction Fee.

After the Exporter pays the Extension Fee, if no transaction has occurred for sixty (60) calendars days, the Company is exempt from any obligation to provide further Transaction Process services and it recognizes revenue of the Extension Fee.

The Company recognizes revenue on a gross basis.

We have gross presentation for services provided by Yilaime, a contractor to the Company prior to the consummation of an arrangement.

In accordance with ASC605-45-45, the gross basis to recognize revenue applies since the Company is the primary obligor in the arrangement.

The Company expects to realize revenue for export funding and support, and franchise and license fees for United States support locations, and education initiatives. Additionally, if and when the Company further develops AmericaTowne, revenues would be expected to be recognized for (a) villa sales, rentals, timeshare and leasing; (b) hotel leasing and or operational revenues and sales; (c) theme park and performing art center operations, sales and/or leasing; and (d) senior care facilities, operations and or sales.

The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

Sales returns and allowances was $0 as of December 31, 2014.

Valuation of Goodwill

We assess goodwill for potential impairments at the end of each fiscal year, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. In evaluating goodwill for impairment, we first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. If we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying value, then no further testing of the goodwill assigned to the reporting unit is required. However, if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then we perform a two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment to be recognized, if any.

In the first step of the review process, we compare the estimated fair value of the reporting unit with its carrying value. If the estimated fair value of the reporting unit exceeds its carrying amount, no further analysis is needed. If the estimated fair value of the reporting unit is less than its carrying amount, we proceed to the second step of the review process to calculate the implied fair value of the reporting unit goodwill in order to determine whether any impairment is required. We calculate the implied fair value of the reporting unit goodwill by allocating the estimated fair value of the reporting unit to all of the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination. If the carrying value of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, we recognize an impairment loss for that excess amount. In allocating the estimated fair value of the reporting unit to all of the assets and liabilities of the reporting unit, we use industry and market data, as well as knowledge of the industry and our past experiences.

We base our calculation of the estimated fair value of a reporting unit on the income approach. For the income approach, we use internally developed discounted cash flow models that include, among others, the following assumptions: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. We base these assumptions on our historical data and experience, third-party appraisals, industry projections, micro and macro general economic condition projections, and our expectations.

We have had no goodwill impairment charges for the period from April 22 (inception) through December 31, 2014, and as of December 31, 2014, the estimated fair value of each of our reporting units exceeded its’ respective carrying amount by more than 100 percent based on our models and assumptions.

NOTE 3. GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company is still in development stage and has not created sufficient revenue to cover any operating losses it may incur. Management’s plans include the raising of capital through the equity markets to fund future operations, seeking additional acquisitions, and generating of revenue through our business. However, there can be no assurances the Company will be successful in its efforts to secure additional equity financing and obtaining sufficient revenue producing contracts. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

NOTE 4. ACCOUNT REECEIVABLES

The nature of the net accounts receivable for December 31, 2014 in the amount of $143,132 are for Export Service Agreements with the following exporter receivable balances: (a) Bamyline Services in the amount of $40,000, (b) Nadia Emhirech in the amount of $31,500, (c) Janssen Farms Inc. in the amount of $40,000, and (d) World Empowerment Import and Export in the amount of $44,000. The Company’s allowance for bad debt is $12,368, which provides a net receivable balance of $143,132.

Accounts’ receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollected amounts through a charge to earnings and a credit to an allowance for bad debts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for bad debts and a credit to accounts receivable.

Accounts receivable consist of the following:

December 31
2014
Accounts receivable	$ 155,500
Less: Allowance for doubtful accounts	(12,368)
Accounts receivable, net	$ 143,132

Bad debt expense was $12,368 for the fiscal year ended December 31, 2014

Allowance for bad debt policy

Our bad debt policy is determined by the Company’s periodic review of each account receivable for reasonable assurance of collection. Factors considered are the exporter’s financial condition, past payment history if any, any conversations with the exporter about the exporter’s financial conditions and any other extenuating circumstances. Based upon the above factors the Company makes a determination whether the receivable are reasonable assured of collection. Based upon our review if required we adjust the allowance for bad debt. As of December 31, 2014, based upon our limited history, we set what we considered a rate for allowance for bad debt of 5% of receivables with the understanding and intention of reviewing accounts and adjusting allowance for bad debts as we progress.

NOTE 5. SHAREHOLDER’S EQUITY

The Company incorporates by reference all prior disclosures for the period identified herein. See Part II, Item 6. The stockholders’ equity section of the Company contains the following classes of capital stock as of December 31, 2014:

  Common stock, $ 0.0001 par value: 100,000,000 shares authorized; 18,577,565 shares issued and outstanding
  Preferred stock, $ 0.0001 par value: 5,000,000 shares authorized; but not issued and outstanding.

NOTE 6. STOCK BASED COMPENSATION

On November 25, 2014, the Company entered into an Employment, Lock-Up and Options Agreement with Mabiala T. Phuati to serve as the Company’s Vice President Worldwide Operations effective retroactively to November 15, 2014. The term of the agreement is one year with an option held by the Company to extend employment for another year. The Company has agreed to issue 477,198 shares of common stock to Mr. Phuati in consideration of his services during the term, and to the extent the Company has sufficient cash flow and capital, the Company may elect to include money compensation to Mr. Phuati for his services.

The Company entered into a similar agreement on November 21, 2014 with Alton Perkins to serve as the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Secretary. The term of Mr. Perkins’ agreement is five years with the Company retaining an option to extend in one-year periods. In consideration for Mr. Perkins’ services, the Company has agreed to issue to his designee, the Alton & Xiang Mei Lin Perkins Family Trust, 5,100,367 shares of common stock. The Company may elect in the future to include money compensation to Mr. Perkins or his designee for his services provided there is sufficient cash flow.

For the period from April 22 (inception) through December 31, 2014, $31,193 of the above stock compensation were charged to operating expenses and $1,363,198 was recorded as deferred compensation.

NOTE 7. RELATED PARTIES TRANSACTIONS

Yilaime Corporation, a Nevada corporation ("Yilaime") and Yilaime Corporation of NC ("Yilaime NC") are related parties to the Company. Yilaime Corporation owns more than 50% of AmericaTowne’s common stock and as such has a controlling relationship with AmericaTowne. Alton Perkins is the majority shareholder and controlling principal of Yilaime, Yilaime NC and the Company. Mr. Perkins directs all major activities and operating policies of each entity. The common control may result in operating results or a financial position significantly different from that, which would have been obtained if the enterprises were autonomous.

On October 8, 2014, the Company entered into the Stock Exchange Agreement with Yilaime NC. Pursuant to the terms of the Stock Exchange Agreement, in consideration for the issuance of 3,616,059 shares of common stock in the Company to Yilaime NC, Yilaime NC conveyed 10,848,178 shares of its restricted common stock to the Company. The intent of the parties in executing and performing under the Stock Exchange Agreement is to effectuate tax-free reorganization under Section 368 of the Internal Revenue Code of 1986. The Company issued the 3,616,059 shares of common stock to Yilaime NC on May 14, 2015. As result of receiving 10,848,178 shares of issued and outstanding common stock in Yilaime (4.5% of issued and outstanding), the Company record $3,860 investment in use of Cost Method.

Pursuant to a Board of Directors resolution prior to the issuance of these shares, the Company has authorized Yilaime NC to transfer 1,791,942 of these shares to sixty-nine (69) of its shareholders as part of a restructuring of Yilaime NC. The shares associated with this issuance remain restricted under Rule 144 or until such time the shares are registered on Form S-1. The Board of Directors further authorized Yilaime NC to transfer 1,824,107 shares of common stock of the Company to Yilaime as part of a restructuring agreement between Yilaime NC and Yilaime (99% of shares of common stock held by Yilaime in Yilaime NC were tendered back to Yilaime NC).

The Company entered into a Service Provider Agreement with Yilaime on October 27, 2014 (the "Service Agreement") wherein certain "Export Funding and Support Services" and "Occupancy Services," as defined therein, are provided to the Company in consideration for a fee. In addition to these fees, Yilaime has to pay an Operations Fee to the Company for exclusive rights. Mr. Perkins is the Chief Executive Officer of the Company and is the majority shareholder and controlling person of Yilaime. The Company recognizes and confirms the requirements in ACS 850-10-50-6 to disclose all related party transactions between the Company and Yilaime, and any other related party transactions and or relationships.

The services provided by Yilaime are "success-oriented." Yilaime normally charges for success-oriented activity, for example, a successful referral of a customer for the benefit of the Company. The costs Yilaime incurs for providing services to the Company may not include all of the costs incurred by Yilaime. Under the Service Agreement, Yilaime is not compensated for all potential exporters but only successful entrants in the AmericaTowne program. There may be an occasion where Yilaime incurs costs for potential entrants who do not enter the program and the Company is not charged for these fees.

For the period from April 22 (inception) through December 31, 2014, $52,113 is booked as Cost of Revenues for services Yilaime provided and $50,000 is booked as Service Revenue for Operations Fee the Company received from Yilaime. As of December 31, 2014, Yilaime’s accounts receivable balance was $0.

The Company also has an office lease agreement with Yilaime. The lease agreement is valid from July 1, 2014 to July 1, 2015 with monthly rent of $900.

NOTE 8. COMMITMENT

The Company has entered a business agreement to establish operations in Meishan Island, China. The company is committed to pay $25,000 starting on or before December 31, 2015 for the related start-up cost to the individual who is responsible for establishing operations in Meishan Island, China.

(1) Yilaime Corporation is not to be confused with Yilaime Corporation in North Carolina. However, with each corporation, Alton Perkins is a control person.